UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number: 001-53087

IAO KUN GROUP HOLDING COMPANY LIMITED

(Translation of registrant’s name into English)

Alameda Dr. Carlos D’ Assumpcao No: 181-187
Centro Comercial do Grupo
Brilhantismo, 12 Andar T Macau
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K filed by Iao Kun Group Holding Company Limited (the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions. Uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

IAO KUN GROUP HOLDING COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

(Unaudited)

	For the Three Months Ended	For the Three Months Ended	For the Six Months Ended	For the Six Months Ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Revenue from VIP Gaming Operations	$10,578,785	$21,869,783	$28,500,970	$63,571,015
Total Revenues	10,578,785	21,869,783	28,500,970	63,571,015

Expenses
- Commission to Junket Agents	9,035,121	19,253,556	22,760,102	47,251,688
- Selling, General and Administrative Expenses	4,472,369	4,644,627	7,973,559	10,036,683
- Special Rolling Tax	86,007	173,698	205,836	393,263
- Impairment of Goodwill	-	17,754,136	-	17,754,136
- Amortization of Intangible Assets	4,064,631	4,092,683	8,136,369	8,183,361
- Impairment of Intangible Assets	97,279,517	-	97,279,517	-
- Provision for Doubtful Accounts	21,461,434	-	21,461,434	-
Total Expenses	136,399,079	45,918,700	157,816,817	83,619,131

Operating loss attributable to ordinary shareholders before change in fair value of contingent consideration	(125,820,294)	(24,048,917)	(129,315,847)	(20,048,116)

Change in Fair Value of Contingent Consideration for the Acquisitions of King's Gaming, Bao Li Gaming and Oriental VIP Room	-	244,129	-	13,325,814

Net Loss Attributable to Ordinary Shareholders	(125,820,294)	(23,804,788)	(129,315,847)	(6,722,302)

Other Comprehensive Income (loss)
Foreign Currency
- Translation Adjustment	(189,762)	35,828	(374,176)	52,991
Total Comprehensive Loss	$(126,010,056)	$(23,768,960)	$(129,690,023)	$(6,669,311)

Net Loss Per Share
Basic	$(1.99)	$(0.38)	$(2.05)	$(0.11)
Diluted	$(1.99)	$(0.38)	$(2.05)	$(0.11)
Weighted Average Shares Outstanding
Basic	63,103,781	62,150,102	63,103,781	61,871,123
Diluted	63,103,781	62,150,102	63,103,781	61,871,123

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

F-1

IAO KUN GROUP HOLDING COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

	June 30, 2016	December 31, 2015
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$5,658,773	$3,052,694
Accounts Receivable, Net	906,590	1,460,251
Markers Receivable, Net (net of allowance for doubtful accounts of $21,461,434 and $0 at June 30, 2016 and December 31, 2015, respectively)	137,829,757	170,892,037
Prepaid Expenses and Other Assets	1,520,251	1,448,155
Total Current Assets	145,915,371	176,853,137

Intangible Assets, net	-	105,645,737
Property and Equipment (net of accumulated depreciation of $191,897 and $169,798 at June 30, 2016 and December 31, 2015, respectively)	187,890	241,927
TOTAL ASSETS	$146,103,261	$282,740,801

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Lines of Credit Payable	$35,955,925	$41,908,984
Accrued Expenses	3,654,553	6,030,996
Dividend payable	499,630	-
Bao Li Gaming Acquisition-Purchase Price Obligation	14,228,500	14,228,500
Loan Payable, Shareholders, current	4,009,569	2,827,584
Total Current Liabilities	58,348,177	64,996,064

Total Liabilities	58,348,177	64,996,064

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred Shares, $0.0001 par value Authorized 1,150,000 shares; none issued	-	-
Ordinary Shares, $0.0001 par value, Authorized 500,000,000 shares; 62,453,774 and 62,307,794 issued and outstanding at June 30, 2016 and December 31, 2015, respectively.	6,245	6,230
Additional Paid-in Capital	133,436,640	133,236,655
Retained (Deficit) Earnings	(45,954,230)	83,861,247
Accumulated Other Comprehensive Income	266,429	640,605
Total Shareholders' Equity	87,755,084	217,744,737
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$146,103,261	$282,740,801

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

F-2

IAO KUN GROUP HOLDING COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2016

(Unaudited)

			Additional	Retained	Accumulated	Total
	Ordinary Shares		Paid-In	(Deficit)	Other Comprehensive	Shareholders'
	Shares	Amount	Capital	Earnings	Income	Equity
Balances, December 31, 2015	62,307,794	$6,230	$133,236,655	$83,861,247	$640,605	$217,744,737

Directors Shares issued for compensation	145,980	$15	$199,985	-	-	200,000

Declared final dividend for 2015	-	-	-	(499,630)	-	(499,630)

Net loss	-	-	-	(129,315,847)	-	(129,315,847)

Foreign currency translation adjustment	-	-	-	-	(374,176)	(374,176)

Balances, June 30, 2016	62,453,774	$6,245	$133,436,640	$(45,954,230)	$266,429	$87,755,084

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

F-3

IAO KUN GROUP HOLDING COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2016	June 30, 2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(129,315,847)	$(6,722,302)

Adjustments to reconcile net loss to net cash provided by operating activities

Amortization of intangible assets	8,136,369	8,183,361
Impairment of intangible assets	97,279,517	-
Provision for doubtful accounts	21,461,434	-
Change in fair value of contingent purchase price obligation for the acquisition of King's Gaming, Bao Li Gaming and Oriental VIP Room	-	(13,325,814)
Impairment of goodwill	-	17,754,136
Depreciation	39,286	40,981
Loss on disposal of property and equipment	12,488	-
Change in assets and liabilities
Accounts Receivable	551,441	(1,612,878)
Markers Receivable	11,397,196	9,475,232
Prepaid Expenses and Other Assets	(73,642)	83,359
Lines of Credit Payable	(5,899,836)	7,583,771
Accrued Expenses	(2,167,379)	(4,057,958)
Net cash provided by operating activities	1,421,027	17,401,888

CASH FLOW FROM INVESTING ACTIVITIES

Purchase of property and equipment	-	(2,623)
Proceed from disposal of property and equipment	1,935	-
Net cash provided by (used in) investing activities	1,935	(2,623)

CASH FLOW FROM FINANCING ACTIVITIES

Contingent consideration paid for Bao Li Gaming acquisition	-	(21,320,000)
Payment of dividends	-	(1,038,967)
Proceeds from shareholder loans, net	1,183,904	4,802,432
Net cash provided by (used in) financing activities	1,183,904	(17,556,535)

Net increase (decrease) in cash and cash equivalents	2,606,866	(157,270)

Effect of foreign currency translation on cash	(787)	2,777

Cash and cash equivalents at beginning of period	3,052,694	11,146,534

Cash and cash equivalents at end of period	$5,658,773	$10,992,041

Non-cash Financing Activities
Director shares issued for compensation	$200,000	$-

Ordinary shares issued for contingent consideration payment for Bao Li Gaming	$-	$1,342,750

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

F-4

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1 – Organization and Business of Companies

Iao Kun Group Holding Company Limited (formerly Asia Entertainment & Resources Ltd. and formerly CS China Acquisition Corp.) ("Iao Kun" or the “Company”) was incorporated in the Cayman Islands on September 24, 2007 as a blank check company whose objective was to acquire, through a share exchange, asset acquisition or other similar business combination, an operating business, or control of such operating business through contractual arrangements, that has its principal operations located in People’s Republic of China (“PRC”, “China”). On September 30, 2013, the Company changed its name from Asia Entertainment & Resources Ltd (“AERL”). The decision to change the name of the Company was to enhance the Company’s brand image in Macau.

On October 6, 2009, Iao Kun entered into a stock purchase agreement, subsequently amended on November 10, 2009, December 9, 2009, January 11, 2010 and April 18, 2011 (the “Agreement”), with Asia Gaming & Resort Limited and its wholly owned subsidiaries (collectively “AGRL”) and Spring Fortune Investments Ltd. (“Spring Fortune”) that provided for the acquisition by Iao Kun from Spring Fortune of all of the outstanding capital stock of AGRL.  On February 2, 2010, the acquisition was consummated pursuant to the terms of the Agreement, and AGRL became a wholly owned subsidiary of Iao Kun.

Upon the closing of the acquisition of AGRL by Iao Kun, the Promoter Companies (defined below) became variable interest entities (“VIEs”) of the subsidiaries of AGRL, which are the primary beneficiaries of the operations of the Promotion Entities (defined below) through the profit interest agreements which were entered into on February 2, 2010 and agreements subsequent to that date.

Currently, Macau laws do not allow corporate entities, such as Iao Kun, to directly operate a gaming promotion business in Macau.   Consequently, Iao Kun’s gaming promotion business is operated through a series of contractual arrangements, including profit interest agreements that enable the AGRL subsidiaries to receive substantially all of the economic benefits of the Promoter Companies, Collaborator and Junket Operator (collectively “Promotion Entities”) and for AGRL to exercise effective control over the Promotion Entities.

Iao Kun, through its ownership of AGRL, had thirteen wholly owned subsidiaries listed in the table below.

Subsidiaries	Date of Incorporation	Place of Incorporation
Kasino Fortune Investments Limited (“Kasino Fortune”)	February 16, 2007	British Virgin Islands
Billion Boom International Limited (“Billion Boom”)	November 1, 2007	British Virgin Islands
Super Number Limited (“Super Number”)	April 11, 2011	British Virgin Islands
Jubilee Dynasty Ltd. (“Jubilee Dynasty”)	May 18, 2012	British Virgin Islands
Frontier Champion Limited (“Frontier”)	May 28, 2013	British Virgin Islands
Robust South Limited ("Robust") *	February 12, 2015	British Virgin Islands
Yuwang Limited ("Yuwang")	March 11, 2015	British Virgin Islands
Sino Hero Enterprises Limited ("Sino Hero")	March 16, 2015	British Virgin Islands
Bliss Time Enterprises Limited ("Bliss")*	March 30, 2015	British Virgin Islands
Brave Ring Limited ("Brave") *	March 30, 2015	British Virgin Islands
Yong Kang Holdings Limited ("Yong") *	April 21, 2015	British Virgin Islands
Prospect Jade Limited ("Prospect") *	April 22, 2015	British Virgin Islands
Iao Kun Jeju Hotel Company Limited (“Jeju”) *	April 5, 2016	Hong Kong

* The subsidiary is currently inactive.

F-5

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following companies are the Promotion Entities:

VIP Gaming Promotion Entities	Date Formed	Location	Subsidiary holds 100% of Profit Interest	Effective date of profit interest agreement

Sang Heng Gaming Promotion Company Limited ( Sang Heng )**	March 28, 2007	Star World Hotel and Casino Downtown Macau	Kasino Fortune	February 2, 2010

King’s Gaming Promotion Ltd. ( King's Gaming )**	April 15, 2008	Sands Cotai Central Cotai, Macau	Billion Boom	November 10, 2010

Sang Lung Gaming Promotion Company Limited ( Sang Lung )**	March 28, 2011	Galaxy Macau Resort, Macau	Super Number	May 15, 2011

Bao Li Gaming Promotion Ltd. ( Bao Li )**	November 3, 2009	City of Dreams Hotel & Casino Cotai, Macau	Jubilee Dynasty	September 1, 2012

Mr. Lam Chou In (Collaborator) ***		Le Royal Arc Casino Downtown, Macau	Frontier Champion	July 1, 2013

Mr. Lou Kan Kuong (Crown Australia Junket Operator) ****		Crown Perth Casino in Perth, Australia and Crown Melbourne Casino in Melbourne, Australia	Sino Hero and Yuwang	May 16, 2015

** This is a Promoter Company in Macau.

*** According to Macau laws, a collaborator needs to enter into an agreement with a licensed gaming promoter and register with the Gaming Inspection and Coordination Bureau of the Macau SAR.

**** On May 15, 2015, the Company entered into agreements to acquire all of the profit interests of Mr. Lou Kan Kuong (“Mr. Lou” or the “Crown Australia Junket Operator”) promotion activities at the Crown Perth Casino in Perth, Australia and at the Crown Melbourne Casino in Melbourne, Australia with the consideration of $200 in total. Mr. Lou, who is currently an officer of Iao Kun, entered into agreements to act as a junket operator for the above two casinos on June 24, 2013. The profit interests were acquired as an asset purchase for the historical costs of establishing the agreements between Mr. Lou and Australian casinos as a related party transaction. The Company entered into the agreement to expand to overseas markets for its existing agent network in Macau.

In addition to the above Promotion Entities, Iao Pou Gaming Promotion Company Limited (“Iao Pou”) promoted a VIP Room at the MGM Grand Paradise in Macau until it ceased operations in June 2011. During November 2015, Iao Pou was dissolved. The dissolution of Iao Pou did not have a significant impact on the consolidated financial statements.

Management’s determination of the appropriate accounting method with respect to the AGRL VIEs is based on Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810 “Consolidation of Variable Interest Entities" (“Topic 810”).

F-6

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

AGRL consolidates the VIEs because the equity investors in the Promotion Entities do not have the characteristics of a controlling financial interest and Iao Kun through AGRL is the primary beneficiary.

In accordance with FASB ASC Topic 810, the operations of the Promotion Entities are consolidated with those of Iao Kun for all periods subsequent to the closing of the acquisition of AGRL by Iao Kun.

The operations of AGRL's Promotion Entities are primarily based in Macau, and are subject to Macau jurisdiction. The Company operates a gaming promotion business in VIP gaming rooms located in hotels and casinos in Macau and Australia. Iao Kun, its subsidiaries (including AGRL) and the Promotion Entities are collectively referred to as the "Group".

VIP Gaming Promoter and Collaborator Agreements

Sang Heng’s Gaming Representative (VIP Room Promoter) Agreement dated as of February 1, 2008 entered into between Galaxy Casino, S.A., and Sang Heng allowed for the sharing of profits as a gaming representative of Iao Kun VIP Room in Star World Hotel and Casino in Macau for the period from November 30, 2007 to December 31, 2008. Pursuant to an agreement in October 2009, both parties agreed that Sang Heng should be compensated in accordance with Order no. 83/2009 of the Secretary for the Economy and Finances of the Macau SAR, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip volume. The agreement became effective on November 1, 2009. The agreement must be, and has been, renewed annually. Effective September 1, 2012, both parties agreed to change to the revenue sharing model to provide that Sang Heng be compensated based upon a mutually agreed upon percentage of the win/losses of the VIP gaming room. On September 10, 2016, the Company closed the VIP room and terminated its agreement with Sang Heng relating to that facility as a cost-cutting measure as the current rolling chip turnover volume does not warrant the operation of five VIP gaming rooms.

King’s Gaming’s Gaming Representative (VIP Room Promoter) Agreement was entered into in July 2008 between Venetian Macau S.A. and King's Gaming which allowed for the sharing of profits as a gaming representative of Wenzhou VIP Room in Venetian Hotel and Casino in Macau for the period ended December 31, 2008. The agreement was renewed in January 2009 for the period from January 1, 2009 to December 31, 2009. Pursuant to an agreement in September 2009, both parties agreed that King's Gaming should be compensated in accordance with Order no. 83/2009 of the Secretary for the Economy and Finances of the Macau SAR, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip volume. The agreement became effective on November 1, 2009. The agreement automatically renews annually. Effective September 1, 2012, both parties agreed to change to the revenue sharing model to provide that King’s Gaming be compensated based upon a mutually agreed upon percentage of the wins/losses of the VIP gaming room. King’s Gaming moved its VIP gaming room to Sands Cotai Central in February 2013. On August 31, 2016, the Company closed the VIP room and terminated its agreement with King’s Gaming relating to that facility as a cost-cutting measure as the current rolling chip turnover volume does not warrant the operation of five VIP gaming rooms.

Sang Lung’s Gaming Representative (VIP Room Promoter) Agreement dated as of June 24, 2011 entered into between Galaxy Casino, S.A., and Sang Lung allowed for Sang Lung to be compensated in accordance with Order no. 83/2009 of the Secretary for the Economy and Finances of the Macau SAR, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip volume. The agreement became effective on July 1, 2011. The agreement must be, and has been, renewed annually. Effective September 1, 2012, both parties agreed to change to the revenue sharing model to provide that Sang Lung be compensated based upon a mutually agreed upon percentage of the wins/losses of the VIP gaming room. On September 10, 2016, the Company closed the VIP room and terminated its agreement with Sang Lung relating to that facility as a cost-cutting measure as the current rolling chip turnover volume does not warrant the operation of five VIP gaming rooms.

F-7

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Bao Li’s Gaming Promoter Agreement dated as of February 7, 2011 entered into between Melco Crown Gaming (Macau) Limited and Bao Li Gaming which allowed for Bao Li Gaming to be compensated in accordance with Order no. 83/2009 of the Secretary for the Economy and Finances of the Macau SAR, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip volume. The agreement automatically renews annually. As a matter of convenience and to maintain flexibility in remuneration methods, the Company also entered into an agreement with Melco Crown Gaming (Macau) Limited (“Melco Crown”) to share in the casino’s VIP gaming room wins/losses from the players recruited by the Company. Either the Gaming Promoter or Melco Crown may adjust these arrangements with adequate notice and agreement by both parties to the arrangement. Effective September 1, 2012, both parties agreed to change to the revenue sharing model to provide that Bao Li Gaming be compensated based upon a mutually agreed upon percentage of the wins/losses of the VIP gaming room.

The Collaborator Agreement dated October 15, 2013 entered into between the licensed gaming promoter of Le Royal Arc Casino and the Collaborator allows the Collaborator to be compensated based upon a mutually agreed-upon percentage of the win/losses of the Oriental VIP Room at the Le Royal Arc Casino. On September 29, 2016, the Company closed the VIP room and terminated its agreement with Collaborator relating to that facility as a cost-cutting measure as the current rolling chip turnover volume does not warrant the operation of five VIP gaming rooms.

The Junket Operator Agreement dated June 24, 2013 entered into between Mr. Lou Kan Kuong, Crown Melbourne and Crown Perth, Australia, which allows the Crown Australia Junket Operator to be compensated based upon a mutually-agreed percentage of the rolling chip turnover at Crown Melbourne and Crown Perth, Australia.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements as of June 30, 2016 and for the three and six month periods ended June 30, 2016 and 2015 are unaudited. The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the financial position, the results of its operations and cash flows. Operating results as presented are not necessarily indicative of the results to be expected for a full year. These financial statements and related notes should be read in conjunction with the financial statements and notes thereto included in the Company’s Form 20-F for the year ended December 31, 2015 filed on March 11, 2016 with the Securities and Exchange Commission.

Principles of Consolidation

The operations of the Promotion Entities are consolidated with those of AGRL and its wholly owned subsidiaries and Iao Kun as of June 30, 2016 and December 31, 2015 and for the three and six month periods ended June 30, 2016 and 2015. Intercompany transactions and account balances have been eliminated. Unless otherwise indicated all currency amounts are in United States Dollars.

Fiscal Year End

The fiscal year end of the Company is December 31.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to management and on various other assumptions that management believes to be reasonable under the circumstances. The Company has made significant estimates of the contingent purchase price obligation for the King's Gaming, Bao Li Gaming and the Oriental VIP Room acquisitions and other intangible assets in these consolidated financial statements. Actual results could vary from those estimates.

F-8

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Revenue Recognition

Revenue from VIP gaming room promotion operations in Macau is recorded monthly based upon the Promotion Entities’ share of the net gaming wins/losses in VIP gaming rooms. Revenue from VIP operations in Australia is based upon a fixed commission as a percentage of rolling chip turnover.

Additionally, the Promotion Entities in Macau earn revenues based upon percentages of non-negotiable chips exchanged in the VIP gaming rooms (typically 0.05%), which is available to offset costs incurred for accommodations, food and beverage and other services furnished to players and is included in gross revenues.  These revenues are included in revenue from VIP gaming room promotion operations in the accompanying consolidated statements of operations.

The win rate is the percentage of rolling chip turnover exchanged in the VIP gaming room that is won by the casino (gross wins and losses divided by rolling chip turnover). Win rate and total rolling chip turnover in the Group’s VIP gaming rooms for the three and six month periods ended June 30, 2016 and 2015 are as follows:

	For the Three Months Ended		For the Six Months Ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Win rate	2.69%	2.73%	3.03%	3.54%

Total rolling chip turnover	$859,794,000	$1,736,822,000	$2,058,015,000	$3,932,485,000

VIP Gaming Room Cage and Marker Accounting

In the VIP gaming rooms, VIP gaming patrons primarily purchase non-negotiable chips from the cage either with cash, cash chips, cashier’s order, or markers (short term, non-interest bearing loans). Non-negotiable chips can only be used to make wagers. Winning wagers are paid in cash chips. If the VIP gaming patrons continue to play, they must exchange the cash chips for non-negotiable chips, which is the basis for commission.  The exchange of the non-negotiable chips by the VIP gaming patrons in the VIP gaming room is recorded as rolling chip turnover and provides a basis for measuring VIP gaming room win percentage. It is customary in Macau to measure VIP gaming room play using this rolling chip method.

A VIP gaming patron can be a player, a junket agent or a super-agent who purchase non-negotiable chips in cash from the Promotion Entities in Macau, allowing the super-agent to assume some of the risk of gaming losses or received increased commission as a result of gaming wins. Whoever signs on the marker and takes delivery of the non-negotiable chips at the casino cage and carries them over to the game table is the borrower. It is also common practice that the VIP gaming patron taking delivery of the non-negotiable chips shares the chips with other VIP gaming patrons for the purpose of achieving a higher rolling volume (if the VIP gaming patron is a junket agent, they are entitled to receive commission even when the non-negotiable chips are wagered by third parties acquainted with them) without receiving immediate payment in cash for the non-negotiable chips. Under Macau law, licensed gaming promoters are permitted to extend credit to VIP gaming patrons creating a civil obligation to pay.

The Group, through the Promotion Entities, extends credit to junket agents. A majority of the Group’s consolidated markers receivable are owed by junket agents from Macau and the rest are primarily in mainland China. In addition to enforceability issues, the collectability of markers receivable from foreign junket agents is affected by a number of factors including changes in economic conditions in the junket agents’ home countries.

F-9

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The Group may not be able to collect all of their markers receivable from the junket agents. Management expects that the Group will be able to enforce these obligations only in a limited number of jurisdictions, including Macau and Hong Kong. To the extent that junket agents of the Group, through the Promotion Entities, are from other jurisdictions, the Group may not have access to a forum in which they will be able to collect all of their markers receivable because, among other reasons, courts of many jurisdictions do not enforce gaming debts and the Group may encounter forums that will refuse to enforce such debts. The Group’s inability to collect gaming debts could have a significant negative impact on their operating results.

The following is a summary of an aging of the Company’s markers receivable by jurisdiction that may refuse to enforce such debts:

Jurisdiction/Aging	June 30, 2016	% of total markers receivable	December 31, 2015	% of total markers receivable
PRC
0-30 days	$5,305,754		$10,405,378
31-60 days	5,838,005		8,907,468
61-90 days	9,016,045		9,906,074
91-180 days	32,151,556		28,120,968
Greater than 180 days	-		-
Total	$52,311,360	33%	$57,339,888	34%

The Group regularly evaluates the allowance for uncollectible marker receivable based on a specific review of junket agent accounts as well as management’s prior experience with collection trends in the casino industry and current economic and business conditions. Upon the acquisition of King’s Gaming, Mr. Mok has guaranteed the collection of all markers receivable attributable to Mr. Mok and his network of junket agents at both King’s Gaming’s existing VIP gaming room and the Company’s existing and future VIP gaming rooms for as long as he is employed by the Company. Upon the acquisition of Bao Li Gaming, Mr. Lou and Mr. Lei guaranteed the collection of all markers receivable attributable to them and their network of junket agents at both Bao Li Gaming’s existing VIP gaming room and the Company’s existing and future VIP gaming rooms through December 31, 2015. Upon the acquisition of the Oriental VIP room, Mr. Vong Veng Im guaranteed the collection of all markers receivable attributable to the Collaborator and his network of junket agents at both the Oriental VIP Room and the Company’s existing and future VIP gaming rooms through June 30, 2016. Upon the acquisition of the profit interest of the Crown Australia Junket Operator, Mr. Lou Kan Kuong guaranteed the collection of all markers receivable attributable to the Crown Australia operation and his network of junket agents at Crown Australia, Melbourne and Perth for so long as he is employed by the Company or the termination of the Australia junket business, whichever is earlier.

Based on the management’s assessment of markers receivable collectability considering factors such as subsequent payment, nationality of junket agent, recent rolling record, past collection experience and fluctuation in the outstanding balance in the subsequent period, the Company provided an allowance for doubtful accounts in the amount of approximately US$21,461,000 as of June 30, 2016 as a result of lengthening of the collection period as well as difficulty in collecting certain markers receivable. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change. As of December 31, 2015, there is no allowance for uncollectible markers receivable.

Three junket agents, individually, accounted for approximately 12%, 11% and 10% of markers receivable as of June 30, 2016. Two junket agents accounted for approximately 13% and 11% of markers receivable as of December 31, 2015.

Fair Value of Financial Instruments

FASB ASC Topic 820 “Fair Value Measurements and Disclosures” defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. FASB ASC Topic 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

F-10

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 —	Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these assets and liabilities does not entail a significant degree of judgment.

Level 2 —	Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 —	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

For certain of the Group's financial instruments, none of which are held for trading purposes, including cash and cash equivalents, accounts receivable, markers receivable, certain other current assets, lines of credit payable, accrued expenses, and loan payable to shareholders, the carrying values of these financial instruments approximate their fair value due to their short maturities.  The contingent purchase price obligations-King’s Gaming, Bao Li Gaming and Oriental VIP Room acquisitions were initially recognized for the fair values of the acquisition contingent consideration and are adjusted to the fair value at each subsequent reporting date (see Note 8, Note 9 and Note 10).

At least annually, management determines if the current valuation techniques used in the fair value measurements are still appropriate and evaluates and adjusts the unobservable inputs used in the fair value measurements based on current market conditions and other information. There were no changes in the valuation techniques during the six months period ended June 30, 2016.

The following are the classes of assets and liabilities measured at fair value:

Recurring fair value measurements:

		Fair Value Measurements Using
		Quoted
		Prices in
		Active				Total Gains
		Markets			Total Gains	(Losses) for
		for	Significant		for the Six	the Three
		Identical	Other	Significant	Months	Months
	As of June	Liabilities	Observable	Unobservable	Ended June	Ended June
	30, 2015	(Level 1)	Inputs (Level 2)	Inputs (Level 3)	30, 2015	30, 2015

Fair Value of Contingent Consideration:

Oriental VIP Room	$31,844,063	$-	$-	$31,844,063	$9,568,301	$(9,151)

Bao Li Gaming	$15,875,684	$-	$-	$15,875,684	$3,757,513	$253,280

Total recurring fair value measurements					$13,325,814	$244,129

F-11

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

There is no contingent consideration for the three months and six months ended June 30, 2016.

Non-recurring fair value measurements:

Fair Value Measurements Using
Quoted
Prices in
		Active			Total	Total
		Markets			(Losses) for	(Losses) for
		for	Significant		the Six	the Three
		Identical	Other	Significant	Months	Months
	As of June	Liabilities	Observable	Unobservable	Ended June	Ended June
	30, 2016	(Level 1)	Inputs (Level 2)	Inputs (Level 3)	30, 2016	30, 2016

Intangible assets	$-	$-	$-	$-	$(97,279,517)	$(97,279,517)

Total non-recurring fair value measurements					$(97,279,517)	$(97,279,517)

Fair Value Measurements Using
Quoted
Prices in
		Active			Total	Total
		Markets			(Losses) for	(Losses) for
		for	Significant		the Six	the Three
		Identical	Other	Significant	Months	Months
	As of June	Liabilities	Observable	Unobservable	Ended June	Ended June
	30, 2015	(Level 1)	Inputs (Level 2)	Inputs (Level 3)	30, 2015	30, 2015

Goodwill	$-	$-	$-	$-	$(17,754,136)	$(17,754,136)

Total non-recurring fair value measurements					$(17,754,136)	$(17,754,136)

F-12

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Additional information regarding the valuation technique and inputs used is as follows:

Quantitative Information about Level 3 Fair Value Measurements:

	Fair Value
	as of 6/30/2016	Valuation Techniques	Unobservable Input	Range

Intangible assets	$-	Discounted cash flow	Long-term Chip Turnover Annual Growth	(45)% – 20%

			Discount rate	18.14%

The significant unobservable inputs used in the fair value measurement of the non-cash impairment of intangible assets (consisting of non-compete agreements and profit interest agreements) are the forecasted performance results of the operations and the discount rate of the Company under the weighted average cost of capital method. The Company based its fair value estimates on assumptions it believes to be reasonable but that are unpredictable and inherently uncertain. Actual future results related to assumed variables could differ from these estimates.

	Fair Value
Contingent Consideration	as of 6/30/2015	Valuation Techniques	Unobservable Input	Range

Oriental VIP Room	$31,844,063	Forecasted Performance, 2015-June 2016	Chip Turnover Annual Growth	(15)% – 5%

		Monte Carlo Method	Average Simulated Share Prices	$2.23

Bao Li Gaming	$15,875,684	Forecasted Performance, 2015	Chip Turnover Annual Growth	(40)% - (10)%

		Monte Carlo Method	Average Simulated Share Prices	$2.28

The significant unobservable inputs used in the fair value measurement of the Company’s contingent consideration for the Bao Li Gaming and Oriental VIP Room acquisitions are the forecasted performance results of the operations of Bao Li Gaming and Oriental VIP Room and the simulated share prices of the Company’s ordinary shares (the “Ordinary Shares”) under the Monte Carlo method. Significant increases (decreases) in any of those inputs in isolation would result in a significantly higher (lower) fair value measurement. As of June 30, 2016 and December 31, 2015, respectively, the Oriental VIP Room and Bao Li Gaming final contingent consideration was determined based upon actual performance and no future estimates are required.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, cash chips, non-negotiable chips and short-term investments with original maturities of less than 90 days. Cash equivalents are placed with high credit quality financial institutions.

Accounts Receivable and Concentration of Credit Risk

Accounts receivable are principally comprised of net gaming revenues, fees and incentives revenues receivable, which do not bear interest and are recorded at amounts due from the casino operators.

When deemed necessary, the Group records an allowance for doubtful accounts which represents management’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. Management believes that all outstanding balances are collectible and therefore an allowance has not been established. Although management believes that no allowance is currently necessary, it is possible that the estimated amount of cash collections with respect to accounts receivable could change.

F-13

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Earnings Per Share

Basic net earnings (loss) per common share is computed by dividing net earnings (loss) applicable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net earnings (loss) per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options. In periods where losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

The calculations of earnings (loss) per share are computed as follows for the three and six month ended June 30,:

	Three Months Ended June 30, 2016	Three Months Ended June 30, 2015	Six Months Ended June 30, 2016	Six Months Ended June 30, 2015
Numerator:
Net loss attributable to Ordinary Shareholders for basic and diluted loss per share	$(125,820,294)	$(23,804,788)	$(129,315,847)	$(6,722,302)
Denominator:
Denominator for basic loss per share
- Weighted-average Ordinary Shares outstanding during the period	63,103,781	62,150,102	63,103,781	61,871,123

Denominator for diluted loss per share	63,103,781	62,150,102	63,103,781	61,871,123

Basic loss per share	$(1.99)	$(0.38)	$(2.05)	$(0.11)
Diluted loss per share	$(1.99)	$(0.38)	$(2.05)	$(0.11)

Bao Li Gaming met its rolling chip turnover target for the base earnout of $2,500,000,000 in December 2015 and 625,000 Ordinary Shares will be issued in the fourth quarter of 2016. Bao Li Gaming has also earned an additional 25,000 Ordinary Shares under the incremental earnout clause as of December 31, 2015 and the shares will be issued in the fourth quarter of 2016. The issuable Ordinary Shares have been included in basic and diluted earnings per share based on the weighted average shares for the three and six month periods ended June 30, 2016.

In 2011, the Company decided that a portion of the directors fees and officers remuneration would be paid in Ordinary Shares. The shares are to be issued in January of each year.  In November 2015, a new plan was adopted to allow for additional shares to be issued. A total of 111,730 Ordinary Shares were issued during the fourth quarter of 2015 to satisfy the Company’s obligations for 2014. A total of 145,980 Ordinary Shares were issued during second quarter of 2016 to satisfy the Company’s obligations for 2015 and have been included in basic and diluted earnings per share based on the weighted average shares for the three and six months ended June 30, 2016.

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization is recorded on a straight-line basis over the estimated useful lives of the assets ranging from two to five years, which do not exceed the lease term for leasehold improvements, if applicable.

F-14

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Goodwill and Other Intangible Assets

The Company amortizes intangible assets over their estimated useful lives unless it is determined their lives to be indefinite. Goodwill and other intangible assets with indefinite lives are not amortized but are subject to tests for impairment at least annually. Management performs impairment tests more frequently than annually if events or circumstances indicate that the value of goodwill or intangible assets with indefinite lives might be impaired.

The following are the useful lives of the respective finite-lived intangible assets:

Bad Debt Guarantee	3 to 5.5 years	Based upon six months after the expiration of the employment agreement or at the expiration of the employment agreement

Non-Compete agreement	9 to 11.7 years	Based upon the termination date of the casino's license or June 2022

Profit interest agreement	9 to 11.7 years	Based upon the termination date of the casino's license or June 2022

Indefinite Useful Life Assets

In accordance with U.S. GAAP, the Company performs impairment testing for goodwill at least annually unless indicators of impairment exist in interim periods. The Company performs its annual test of goodwill on December 31 each year.

Goodwill impairment testing follows the two-step approach as defined in FASB ASC Topic 350, which is performed at the entity level as the Company has one reporting unit, which is gaming promotion business mainly located in Macau. The first step (“Step 1”) compares the fair value of the reporting unit to its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the amount of impairment loss to be recognized. In the second step (“Step 2”), the fair value of the reporting unit resulting from the first step of the evaluation is allocated to the fair value of all of the assets and liabilities of the reporting unit in order to determine an implied goodwill value. This allocation is similar to the purchase price allocation performed in purchase accounting. If the carrying value of goodwill exceeds the implied fair value, the excess of the carrying value is required to be recorded as an impairment loss. The loss recognized cannot exceed the carrying value of goodwill.

Impairment of Long-lived Assets

The Company evaluates when events or circumstances indicate that the carrying amount of long-lived assets to be held and used might not be recoverable, the expected future undiscounted cash flows from the assets are estimated and compared with the carrying amount of the assets. If the sum of the estimated undiscounted cash flows was less than the carrying amount of the assets, the assets would be deemed to be impaired. The impairment loss would be measured on a location by location basis by comparing the fair value of the asset with its carrying amount. Long-lived assets that are held for disposal are reported at the lower of the assets’ carrying amount or fair value less costs related to the assets’ disposition.

Advertising Costs

Costs for advertising and marketing are expensed the first time the advertising or marketing takes place or as incurred. Advertising and marketing costs for ongoing operations are included in selling, general and administrative expense.  During the three month period ended June 30, 2016 and 2015, the Group incurred advertising costs $177,919 and $50,760, respectively. During the six month periods ended June 30, 2016 and 2015, the Group incurred advertising costs of $309,118 and $205,372, respectively.

F-15

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Stock-Based Compensation

The Company awards stock and other equity-based instruments to its employees, directors and consultants (collectively "share-based payments"). Compensation cost related to such awards is recorded when earned.  Ordinary Shares are issued to the directors subsequent to year end based on the average trading price prior to December 31 each year.  All of the Company's stock-based compensation is based on grants of equity instruments and no liability awards have been granted. All of the Company directors presently receive $20,000 payable in Ordinary Shares, valued at the average of the closing prices of the Ordinary Shares over the three-month period preceding the end of each fiscal year.

The shareholders approved the 2011 Omnibus Securities and Incentive Plan in December 2011 and the Board of Directors approved the 2015 Omnibus Equity Incentive Plan in November 2015 (collectively, the “Incentive Plan”). The purpose of the Incentive Plan is to assist the Company in attracting, retaining and providing incentives to key management employees and nonemployee directors, and nonemployee consultants to the Company and its affiliates, and to align the interests of such employees, nonemployee directors and nonemployee consultants with those of the Company’s shareholders. The Incentive Plan provides for the granting of Distribution Equivalent Rights, Incentive Share Options, Non-Qualified Share Options, Performance Share Awards, Performance Unit Awards, Restricted Share Awards, Restricted Share Unit Awards, Share Appreciation Rights, Tandem Share Appreciation Rights, Unrestricted Share Awards or any combination of the foregoing up to a maximum of 200,000 Ordinary Shares and 500,000 Ordinary Shares for the 2011 Incentive Plan and 2015 Incentive Plan, respectively, as may be best suited to the circumstances of the particular employee, director or consultant. On December 10, 2015, 111,730 Ordinary Shares were issued as compensation owed for 2014. On June 21, 2016, 145,980 Ordinary Shares were issued as compensation owed for 2015.

Foreign Currency

The reporting currency of Iao Kun is in the United States dollar ("US $", "$", “Reporting Currency”).  The Group’s functional currency is the Hong Kong Dollar (“HKD $”, “Functional Currency”).  Monetary assets and liabilities denominated in currencies other than the Functional Currency are translated into the Functional Currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the Functional Currency are translated into the Functional Currency at the exchange rates prevailing on the dates of the transaction.

Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective period.

For financial reporting purposes, the consolidated financial statements of the Group, which are prepared using the Functional Currency, are then translated into the Reporting Currency. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders' equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income (loss) but are included in foreign currency translation adjustment in other comprehensive income, a component of shareholders' equity.

	June 30, 2016	June 30, 2015	December 31, 2015
Period end HK$:US$ exchange rate	$7.76	$7.75	$7.75
Average three-months ended HK$:US$ exchange rate	$7.76	$7.75	$-
Average six-months ended HK$:US$ exchange rate	$7.77	$7.75	$-
Average annual HK$:US$ exchange rate	$-	$-	$7.75

F-16

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Comprehensive Income

The Group follows standards for the reporting and display of comprehensive income and its components in the financial statements. Comprehensive income is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income, as presented on the accompanying consolidated statements of changes in equity, is the cumulative foreign currency translation adjustment.

Economic and political risks

The Group’s current operations are mainly conducted in Macau and Hong Kong. Accordingly, the Group’s consolidated financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC and by the general state of the PRC economy.

The Group’s operations in Macau and Hong Kong are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Group’s consolidated results may be adversely affected by changes in the political and social conditions in the PRC and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad and rates and methods of taxation, among other things.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

Note 3 — Accounts Receivable

Accounts receivable consisted of the following:

	June 30,	December 31,
	2016	2015
Gaming revenues receivable	$906,590	$1,460,251

As of June 30, 2016, accounts receivable were due from four casino operators and one gaming promoter and were 51%, 31%, 14%, 3% and 1% of total receivables, respectively. As of December 31, 2015, accounts receivable were due from two casino operators and one gaming promoter and were 41%, 35% and 24% of total receivables, respectively.

F-17

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 4 — Intangible Assets and Impairment

Intangible assets as of June 30, 2016 and December 31, 2015 consist of the following:

	Bad Debt Guarantee	Non- Compete Agreement	Profit Interest Agreement	Total
Finite-lived intangible assets:
Gross carrying amounts
Balance as of January 1, 2015	$606,498	$1,823,778	$161,644,338	$164,074,614
Foreign currency translation	251	753	66,737	67,741
Balance as of December 31, 2015	606,749	1,824,531	161,711,075	164,142,355
Foreign currency translation	(680)	(2,045)	(181,311)	(184,036)

Balance as of June 30, 2016	606,069	1,822,486	161,529,764	163,958,319

Accumulated amortization
Balance as of January 1, 2015	448,069	501,545	41,156,352	42,105,966
Amortization expense	127,317	176,329	16,065,821	16,369,467
Foreign currency translation	215	248	20,722	21,185
Balance as of December 31, 2015	575,601	678,122	57,242,895	58,496,618
Amortization expense	31,080	87,993	8,017,296	8,136,369
Impairment	-	1,055,923	96,223,594	97,279,517
Foreign currency translation	(612)	448	45,979	45,815

Balance as of June 30, 2016	606,069	1,822,486	161,529,764	163,958,319
Total finite-lived intangible assets	$-	$-	$-	$-

Amortization expense for the three month periods ended June 30, 2016 and 2015 was $4,064,631 and $4,092,683, respectively; and $8,136,369 and $8,183,361 for the six month periods ended June 30, 2016 and 2015, respectively.

During the second quarter of 2016, the Company reassessed the outlook of King’s Gaming, Bao Li Gaming and Oriental VIP room, and evaluated the potential impairment of intangible assets from the acquisitions of King’s Gaming, Bao Li Gaming and Oriental VIP room. The results of operations from the acquired junket agents’ network resources were not consistent with our expectations and forecasts for three months ended June 30, 2016. The continuing significant decline in the rolling chips turnover and profit margin during the six month period in 2016 are reflective of a long-term slowdown in our Macau VIP gaming business. In addition, the Gaming Inspection and Coordination Bureau (“DICJ”) banned the proxy betting effective on May 9, 2016 which resulted in the lower operating results and future expectations. With the expiration of the earnout arrangement with Bao Li Gaming and Oriental VIP room on December 31, 2015 and June 30, 2016, respectively, the responsible officers have less incentive to continue to develop the agent network in Macau and can terminate the employment agreement anytime with the Company by providing one month advanced written notice. The non-compete agreement contains a 10 year restricted period from the termination of the employment agreement, however, the restriction of non-compete activities does not extend to the jurisdictions where the Company does not have business in (e.g. Philippines, Vietnam, Saipan, etc.). Recently, the Company decided to terminate Gaming Representative Agreements and Collaborator Agreement with four Casinos and closed four VIP rooms in the third quarter of 2016 as a cost-cutting measure of the Group (See Note 14).

F-18

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Based on these triggering events and result of assessments, the Company reviewed its intangible assets for impairment by performing a test of recoverability in accordance with FASB ASC 360. The sum of the estimated undiscounted cash flows were below the carrying value of the intangible assets. The cash flows forecast prepared by the Company included assumptions for revenue, gross margin, operating expenses and discount rate. The Company measured the amount of impairment by which the carrying values of the intangible assets, non-compete agreement and profit interest agreement, exceeded their estimated fair values determined by the estimated future discounted cash flows. The impairment loss of $97,279,517 is recorded as a component of “Expense” included in loss from continuing operations in the second quarter of 2016. The Company categorized this fair value determination as Level 3 (unobservable) in the fair value hierarchy. The Company based its fair value estimates on assumptions it believes to be reasonable but that are unpredictable and inherently uncertain. Actual future results related to assumed variables could differ from these estimates.

Note 5 — Lines of Credit Payable

Lines of Credit Payable consisted of the following:

	June 30,	December 31,
	2016	2015
Due to casino operators	$35,955,925	$41,908,984

Due to casino operators represents an advance of non-negotiable chips to Sang Heng, Sang Lung, King’s Gaming and Bao Li Gaming and are interest free, renewable monthly and advances of commission income.

The casino operators, both in Macau and Australia, have extended lines of credit totaling approximately $54,249,000 and $57,582,000 as of June 30, 2016 and December 31, 2015, respectively.  The lines of credit may be exceeded from time to time at the discretion of the casino operators.  The lines of credit for Sang Heng, Sang Lung and King’s Gaming are guaranteed by Mr. Lam or Mr. Vong and are secured by their personal checks and a deposit paid by Mr. Lam.  The lines of credit for Bao Li Gaming and the Crown Australia Junket Operator are guaranteed by Mr. Lou and are secured by his personal checks.

In September 2016, the available lines of credit from casino operators reduced to approximately $5,400,000 due to closing of Seng Heng and Seng Lung VIP rooms (Note 14).

Note 6 — Accrued Expenses

Accrued Expenses consist of the following:

	June 30, 2016	December 31, 2015

Commission payable-the junket agents	$2,365,598	$4,531,003
Management fee payable-related party (Note 13)	360,848	399,959
Management and Directors' compensation	342,639	440,234
Others	585,468	659,800

	$3,654,553	$6,030,996

No junket agent, individually, accounted for more than 10% of commission payable as of June 30, 2016 and one junket agent accounted for approximately 10% of the rolling chip turnover during the six month period ended June 30, 2016. One junket agent accounted for approximately 12% of the rolling chip turnover during the year ended December 31, 2015 and another junket agent accounted for approximately 12% of commission payable as of December 31, 2015.

F-19

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 7 — Loans Payable, Shareholders

As of June 30, 2016 and December 31, 2015, the amount of the funding advanced to AGRL by Messrs. Lam and Vong was approximately $4,010,000 and $2,828,000, respectively.  All amounts due as of June 30, 2016 are considered short-term advances and are due on demand.

Note 8 — Acquisition of King’s Gaming Promotion Limited

On November 10, 2010, the Company completed the purchase of the profit interest pursuant to  a Profit Interest Purchase Agreement  (“King’s Gaming Purchase Agreement”) with Mr. Mok  and Mr. Wong (together, the “King’s Gaming Seller”), to acquire the right to 100% of the profit interest derived by King’s Gaming, effective November 1, 2010, from the promotion of the Wenzhou VIP Room at the Venetian Hotel and Casino in Macau for an aggregate amount of (i) up to $36,000,000, of which $9,000,000 was paid at the closing, and (ii) 1,500,000 Ordinary Shares of the Company (the “Purchase Price”) issued at the closing. The balance of $27,000,000 of the Purchase Price will be maintained as working capital at the cage of King’s Gaming (and shall be the sole property of the Company until paid to the King’s Gaming Seller in accordance with the terms of the King’s Gaming Purchase Agreement) and shall be paid to the Seller in installments of $9,000,000 (each, an “Installment Payment”), subject to meeting a minimum Gross Profit requirement equal to $6,150,000 (the “Minimum Gross Profit Requirement”) for each of the three fiscal years following the closing date commencing with fiscal year 2011, which shall be evidenced by the management prepared financial statements of King’s Gaming approved by the Audit Committee of the Company.  In the event King’s Gaming fails to achieve the Minimum Gross Profit Requirement in any of the three fiscal years following the closing date, the Installment Payment shall be reduced by an amount equal to the product of (x) $9,000,000 and (y) the quotient obtained by dividing (A) the actual Gross Profit for such year, by (B) the Minimum Gross Profit Requirement.

The Earnout Shares, Incentive Shares and Additional Incentive Shares (each as defined in the King’s Gaming Purchase Agreement) shall be released and issued to the Seller as follows:

	Gross Profit Target	Earnout/Incentive	Additional
Year	For Earnout/Incentive Shares	Shares	Incentive Shares
2011	$6,150,000	500,000	*
2012	$7,380,000	500,000	*
2013	$8,860,000	500,000	*
2014	$9,740,000	100,000	*
2015	$10,720,000	100,000	*
2016	$11,790,000	100,000	*
2017	$12,970,000	100,000	*
2018	$14,260,000	100,000	*
2019	$15,690,000	100,000	*
2020	$17,260,000	100,000	*

* For each $1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares will be issued.  The Seller is not entitled to any Additional Shares on a pro rata basis for multiples of less or greater than $1,000,000.

F-20

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

King’s Gaming did not meet its Gross Profit Targets in year 2012 through June 30, 2016 and accordingly no incentive shares were issued. Additionally, Mr. Mok has agreed to provide a personal guaranty, for so long as he is employed by the Company or King’s Gaming, providing for the guaranty of all obligations of King’s Gaming and the Seller pursuant to the King’s Gaming Purchase Agreement, including, but not limited to, any bad debts the Seller network of junket agents may have incurred or may incur in the future.

As of November 10, 2010, the total estimated purchase price of $75,973,890, consisting of $9 million in cash, 1.5 million Ordinary Shares valued at $10.74 per share for a value of $16,110,000, and estimated contingent consideration of $50,863,890 consisting of contingent cash and Ordinary Shares, was allocated based on valuations performed to determine the fair values of the acquired assets, as follows:

Gaming License Deposit	$12,446
Bad Debt Guarantee	466,116
Non-Compete agreement (fully impaired during three months ended June 30, 2016. See Note 4)	792,304
Profit interest agreement (fully impaired during three months ended June 30, 2016. See Note 4)	59,694,600
Goodwill (fully impaired during three months ended June 30, 2015)	15,008,424

Total Estimated Purchase Price	$75,973,890

In accordance with the FASB ASC Topic 805 on business combinations, a liability of $50,857,564 was recognized for the estimated acquisition fair value of the contingent consideration based on the probability of the achievement of the Gross Profit targets at December 31, 2010. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Group’s estimate of the gross profit expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted gross profits are achieved over the earn-out period. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Group’s statement of operations and financial position in the period of change in estimate.  During the three and six months ended June 30, 2016 and 2015, the Company did not recognize any gains or losses due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements as King’s Gaming is not expected to meet the Gross Profit Target and no Ordinary Shares are expected to be issued.  Fluctuations in the market value of the Company's Ordinary Shares and subsequent performance will cause the fair value to increase or decrease and the resulting change will be recognized in earnings.

The Company decided to close the King’s Gaming VIP room located in Sands Cotai Central Casino on August 31, 2016 due to cost-cutting measure. The earnout agreement and profit interest agreement will continue until the expiration of these agreement on December 31, 2020.

Note 9 — Acquisition of Bao Li Gaming Promotion Limited

On September 12, 2012, the Company completed the purchase of the profit interest pursuant to  a Profit Interest Purchase Agreement  (“Bao Li Purchase Agreement”) with Mr. Lou  and Mr. Lei (together, the “Bao Li Seller”), to acquire the right to 100% of the profit derived by Bao Li Gaming, effective September 1, 2012, from the promotion of the VIP gaming room at the City of Dreams Hotel and Casino in Macau for an aggregate amount of $15,000,000, of which $7,500,000 was paid upon the satisfaction of all conditions to closing and $7,500,000 paid at the closing (the “Purchase Price”). Additionally, the Company reimbursed the Seller approximately $146,026 for cash and incentive receivables acquired.

F-21

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For purposes of the Bao Li Purchase Agreement, “Base Rolling Chip Turnover” means $2,500,000,000 of non-negotiable chips that the Bao Li Seller’s network of junket agents purchases from Bao Li Gaming’s and the Company’s VIP gaming rooms attributable to the Bao Li Seller’s network of junket agents at Bao Li Gaming’s existing VIP gaming room and the Company’s existing and future VIP gaming rooms.

In addition, as more fully set forth below, the Company is required to issue to the Bao Li Seller (i) up to an aggregate of $39,000,000 and 1,875,000 Ordinary Shares in the event certain rolling chip turnover targets are achieved for each of the three years following the closing date (the “Base Earnout Payment”), and (ii) additional cash payments and Ordinary Shares in the event the rolling chip turnover targets for each of the three years following the closing date are exceeded, in increments of $25,000,000 (the “Incremental Earnout Payment”).  For each $25,000,000 increment in which the rolling chip Turnover target for such year is exceeded, the Company shall pay an additional $130,000 and issue 6,250 Ordinary Shares.  The Bao Li Seller is not entitled to any additional Incremental Earnout Payments in the event that the Seller’s rolling chip turnover exceeds $5,000,000,000. As a result, in any year the maximum Incremental Earnout Payment cannot exceed $13,000,000 in cash and 625,000 in Ordinary Shares. In the event that the Seller fails to achieve the Base Rolling Chip Turnover in any year, the Bao Li Seller will not be entitled to receive any earnout payments.

The Earnout Shares, Incentive Shares and Additional Incentive Shares (each as defined in the Bao Li Purchase Agreement) shall be released and issued to the Bao Li Seller as follows:

	Rolling Chip Turnover Target
Year	For Base Earnout Payments	Base Earnout Cash Payments	Base Earnout Shares	Incremental Earnout Payment
2013	$2,500,000,000	$13,000,000	625,000		*
2014	$2,500,000,000	$13,000,000	625,000		*
2015	$2,500,000,000	$13,000,000	625,000		*

* For each $25,000,000 increment in which the rolling chip turnover target for such year is exceeded, the Company shall pay an additional $130,000 and 6,250 Ordinary Shares will be issued.

Additionally, Mr. Lou and Mr. Lei have agreed to provide personal guarantees through December 31, 2015 providing for the guaranty of all obligations of Bao Li Gaming and the Seller pursuant to the Bao Li Purchase Agreement, including, but not limited to, any bad debts the Bao Li Seller network of junket agents may have incurred.

As of September 12, 2012, the total estimated purchase price of $48,007,120 consisting of $15,146,026 in cash, and estimated contingent consideration of $32,861,094 consisting of contingent cash and Ordinary Shares has been allocated based on valuations performed to determine the fair values of the acquired assets as follows:

Gaming License Deposit	$12,520
Cash and Incentive Receivables	146,026
Bad Debt Guarantee	122,381
Non-Compete agreement (fully impaired during three months ended June 30, 2016. See Note 4)	723,484
Profit interest agreement (fully impaired during three months ended June 30, 2016. See Note 4)	45,016,159
Goodwill (fully impaired during three months ended June 30, 2015)	1,986,550

Total Estimated Purchase Price	$48,007,120

F-22

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

During the three and six month periods ended June 30, 2015, the Company recognized gains of $253,280 and $3,757,513, respectively, due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements. There is no further change in fair value of contingent consideration for the three and six month ended June 30, 2016 as Bao Li Earnout Agreement was expired as of December 31, 2015. Bao Li achieved the rolling chip target for 2013, 2014 and 2015, and Earnout cash and Earnout Ordinary Shares earned and issued are as follows:

	Base Earnout	Base Earnout	Incremental Earnout	Incremental Earnout
Year	Cash Payments	Shares Issued	Cash Payments	Shares Issued
2013	$13,000,000	625,000	$13,000,000	625,000
2014	$13,000,000	625,000	$8,320,000	400,000
*2015	$13,000,000	625,000	$520,000	25,000

*It is anticipated that the cash payment and shares issuance for the 2015 earnout will be made in the fourth quarter of 2016.

F-23

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 10 — Acquisition of the Oriental VIP Room

On June 26, 2013, the Company completed the purchase of the profit interest pursuant to  a Profit Interest Purchase Agreement  (“Oriental VIP Room Purchase Agreement”) with Mr. Vong Veng Im (the “Oriental VIP Room Seller”), to acquire the right to 100% of the profit derived from the operations, effective July 1, 2013, from the promotion of a VIP gaming room at the Le Royal Arc Casino in Macau for an aggregate amount of $20,000,000 in cash, of which $10,000,000 was paid at the closing and $10,000,000 was paid at a subsequent closing (the “Purchase Price”), upon the completion of certain conditions. Mr. Vong is a collaborator for the gaming promoter license holder at the Le Royal Arc Casino.

For purposes of the Oriental VIP Room Purchase Agreement, “Base Rolling Chip Turnover” means $2,500,000,000 of non-negotiable chips that the Oriental VIP Room Seller’s network of junket agents purchases from Oriental VIP Room’s and the Company’s VIP gaming rooms.

In addition, as more fully set forth below, the Company is required to pay and issue to the Oriental VIP Room Seller (i) up to an aggregate of $39,000,000 and 1,875,000 Ordinary Shares in the event certain rolling chip turnover targets are achieved for each of the three 12 month periods ending June 30, 2014, 2015 and 2016 following the closing date (the “Base Earnout Payment”), and (ii) additional cash payments and Ordinary Shares in the event the rolling chip turnover targets for each of the three 12 month periods ending June 30, 2014, 2015 and 2016 following the closing date are exceeded, in increments of $25,000,000 (the “Incremental Earnout Payment”).  For each $25,000,000 increment in which the rolling chip turnover target for such year is exceeded, the Company shall pay an additional $130,000 and issue 6,250 Ordinary Shares.  The Oriental VIP Room Seller is not entitled to any additional Incremental Earnout Payments in the event that the Seller’s rolling chip turnover exceeds $5,000,000,000. As a result, in any year the maximum Incremental Earnout Payment cannot exceed $13,000,000 in cash and 625,000 in Ordinary Shares. In the event that the Seller fails to achieve the Base Rolling Chip Turnover in any year, the Oriental VIP Room Seller will not be entitled to receive any earnout payments. If the Oriental VIP Room Seller achieves an aggregate Rolling Chip Turnover of at least $15,000,000,000 for the 36 month period ending June 30, 2016, the Company shall pay an additional $2,500,000 for every $1,000,000,000 of rolling chip turnover in excess of $15,000,000,000 up to a maximum of $12,500,000.

The Earnout Shares, Incentive Shares and Additional Incentive Shares (each as defined in the Oriental VIP Room Purchase Agreement) shall be released and issued to the Oriental VIP Room Seller as follows:

	Rolling Chip Turnover Target
12 Month Period	For Base Earnout Payments	Base Earnout Cash Payments	Base Earnout Shares	Incremental Earnout Payment
June 30, 2014	$2,500,000,000	$13,000,000	625,000		*
June 30, 2015	$2,500,000,000	$13,000,000	625,000		*
June 30, 2016	$2,500,000,000	$13,000,000	625,000		*

*- For each $25,000,000 increment in which the rolling chip turnover target for such year is exceeded, the Company shall pay an additional $130,000 and 6,250 Ordinary Shares. In addition, an aggregate rolling chip turnover of at least $15,000,000,000 for the 36 month period ending June 30, 2016 the Company shall pay an additional $2,500,000 for every $1,000,000,000 of rolling chip turnover in excess of $15,000,000,000 up to a maximum of $12,500,000.

Additionally, Mr. Vong Veng Im has agreed to provide a personal guarantee through June 30, 2016 providing for the guaranty of all obligations of Oriental VIP Room and the Oriental VIP Room Seller pursuant to the Oriental VIP Room Purchase Agreement, including, but not limited to, any bad debts the Oriental VIP Room Seller network of junket agents may have incurred.

F-24

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

As of June 26, 2013, the total estimated purchase price of $57,803,560 consisting of $10,000,000 in cash, and estimated contingent consideration of $47,803,560 consisting of contingent cash and Ordinary Shares has been allocated based on valuations performed to determine the fair values of the acquired assets as follows:

Bad Debt Guarantee	$16,881
Non-Compete agreement (fully impaired during three months ended June 30, 2016. See Note 4)	305,927
Profit interest agreement (fully impaired during three months ended June 30, 2016. See Note 4)	56,758,004
Goodwill (fully impaired during three months ended June 30, 2015)	722,748

Total Estimated Purchase Price	$57,803,560

In accordance with the FASB ASC Topic 805 on business combinations, no liability was recognized for the estimated acquisition fair value of the contingent consideration based on the probability of the achievement of the rolling chip turnover targets at June 30, 2016 and December 31, 2015, respectively. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Group’s estimate of the rolling chip turnover expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted rolling chip turnover targets are achieved over the earn-out period. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Group’s statement of operations and financial position in the period of change in estimate. During the three and six months ended June 30, 2016, the Company did not recognize any gain or loss due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements. During the three and six month periods ended June 30, 2015, the Company recognized a loss of $9,151 and a gain of $9,568,301, respectively, due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements.  Fluctuations in the market value of the Company's Ordinary Shares and subsequent performance will cause the fair value to increase or decrease and the resulting change will be recognized in earnings.

The Oriental VIP Room achieved the rolling chip target for 12 month periods ended June 30, 2015 and 2014 and Earnout cash and Earnout Ordinary Shares earned and issued are as follows:

		Base Earnout	Incremental	Incremental Earnout
	Base Earnout	Shares	Earnout	Shares
Period ended	Cash Payments	Issued/Earned	Cash Payments	Issued/Earned
June 30, 2014	$13,000,000	625,000	$13,000,000	625,000
June 30, 2015	$13,000,000	625,000	$1,950,000	93,750

As of June 30, 2016, the Oriental VIP Room did not meet the June 30, 2016 rolling chip target and no future estimates are required since the earnout agreement was expired on June 30, 2016. Therefore, it has not recorded a liability for the June 30, 2016 earnout cash payment and share based payment.

The Company decided to close the Oriental VIP room located in Le Royal Arc Casino on September 29, 2016 due to cost-cutting measure. The profit interest agreement will continue until the Company is dissolved.

F-25

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 11 — Shareholders’ Equity

Ordinary Shares

Iao Kun is authorized to issue 500,000,000 Ordinary Shares, par value $.0001 per share.  On June 21, 2016, 145,980 shares were issued to satisfy the Company’s obligations for 2015 directors’ and officers’ compensation.

The holders of the Ordinary Shares have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the Ordinary Shares.

Directors Compensation

All of the Company’s directors presently receive annual compensation of $30,000 in cash and $20,000 payable in Ordinary Shares, valued at the average of the closing prices of the Ordinary Shares over the three-month period preceding the end of each fiscal year. The Ordinary Shares will be issued the following year.  The chairman of the audit committee will receive additional annual cash compensation of $10,000 and the other members of the audit committee will each receive additional annual cash compensation of $5,000. The chairman of the compensation and nominating committees each receive additional annual cash compensation of $5,000 and the other members of these committees each receive additional annual cash compensation of $3,000. Each director will also receive cash compensation of $1,000 for each board or committee meeting that he or she attends (whether in person or telephonically) that is at least an hour in duration and $500 for each board or committee meeting he or she attends that is less than an hour in duration.  Total director fees charged to operations during the three month periods ended June 30, 2016 and 2015 were $124,250 and $124,250, respectively; and during the six month periods ended June 30, 2016 and 2015 were $248,500 and $248,500, respectively.

Share Repurchase Program

In March 2013, the Board of Directors established a new share repurchase program with an expiration date at any time in the discretion of appropriate company officers (the “2013 Repurchase Plan”). The 2013 Repurchase Plan authorizes the Company to purchase up to four million of its Ordinary Shares on the open market at prices to be determined by the Company’s management.  The Company did not repurchase any additional shares for the year ended December 31, 2015 and the six months ended June 30, 2016.

Dividend

The Board of Directors has authorized a regular cash dividend each year after the release of the Company’s financial results for the six months ending June 30 (the “Six Month Dividend”), an amount per outstanding Ordinary Share equal to: (i) 15% of the Company’s non-GAAP net income (defined as operating income before amortization of intangible assets and change in fair value of contingent consideration) for the most recently completed six months ended June 30, divided by (ii) the number of Ordinary Shares outstanding on the record date for such dividend; and, an annual dividend each year after the release of the Company’s annual financial results (the “Annual Dividend”), equates to an amount per outstanding Ordinary Share equal to (i) 15% of the Company’s non-GAAP net income for the most recently completed fiscal year, less the amount paid pursuant to the immediately previous six-month dividend, divided by (ii) the number of Ordinary Shares outstanding on the record date for such dividend.

The record date for each period’s dividend will be set by the Company’s management to be as close as practicable to, but no less than, 15 days after the public release by the Company of the financial results for the applicable six-month period and fiscal year end. The payment date for each period’s dividend will be set by the Company’s management to be as close as practicable to, but no less than, 10 days after the record date.

F-26

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Payment Date	Amount

June 22, 2015 (for the 2014 Annual Dividend)	$1,038,967

October 19, 2015 (for the 2015 Six Month Dividend)	$870,745

July 20, 2016 (for the 2015 Annual Dividend)	$499,630

Preferred Stock

The Company is authorized to issue 1,150,000 preferred shares with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. There are no issued and outstanding preferred shares at June 30, 2016 and December 31, 2015.

Ordinary Shares Reserved for Future Issuance

At June 30, 2016 and December 31, 2015, the Company has reserved 1,420,490 and 2,816,470 shares, respectively, of its authorized but unissued Ordinary Shares for possible future issuance in connection with the following:

	June 30, 2016	December 31, 2015

Incentive Plans Shares	270,490	416,470

Contingently Issuable Incentive Shares-King's Gaming	500,000	500,000

Issuable Incentive Shares-Bao Li Gaming	650,000	650,000

Contingently Issuable Incentive Shares-Oriental VIP Room	-	1,250,000

Total	1,420,490	2,816,470

F-27

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 12 — Commitments and Contingencies

Employment Agreements

Upon the closing of the acquisition of King’s Gaming, Iao Kun entered into two employment contracts with Mr. Mok and Mr. Wong. Effective on August 31, 2016, Mr. Mok and Mr. Wong resigned as operating officers of the Company. Upon the closing of the acquisition of Bao Li, the Company entered into employment agreements with Mr. Lou and Mr. Lei. Upon the acquisition of the Oriental VIP Room, the Company entered into a five year employment agreement with Vong Veng Im. Effective on September 30, 2016, Vong Veng Im resigned as operating officer of the Company. The employment agreement with Mr. Lam expired on February 2, 2015 and is continuing on the same terms on a month to month basis.

On May 1, 2015, the Company entered into employment agreements with Mr. Vong (Chief Executive Officer), Mr. Lam Chou In (Chief Operating Officer) and Mr. Yip Cheuk Fai (Chief Financial Officer). Each of the agreements is for a period of three years and each executive is entitled to paid vacation in accordance with the Company’s policies and other customary benefits.

Annual minimum compensation for the terms of the employment agreements for terms greater than one year, as amended, is as follows at June 30, 2016:

2016 (6 months)	$641,112
2017	1,174,224
2018	484,261
Total	$2,299,597

The employment agreements provide that the executive, during the period of five years following the termination of his employment, shall not compete with AGRL or solicit any of its employees. The agreements with each of Leong Siak Hung, Li Chun Ming Raymond, Lam Man Pou, Vong Hon Kun and Lam Chou In contain provisions prohibiting the executives, during their respective terms of employment, from selling, hypothecating or otherwise transferring more than 20% of any Ordinary Shares that may be transferred to them by Spring Fortune from shares it received or receives as a result of the acquisition. If an executive’s employment is terminated for any reason prior to the expiration of the employment term, or if the executive breaches the confidentiality and non-competition and non-solicitation provisions of his employment agreement, the executive is obligated to transfer and assign to the Company all securities then held by him and all rights to receive securities in the future, which securities will be canceled.

Total compensation charged to operations during the three month periods ended June 30, 2016 and 2015, related to these employment agreements were approximately $321,000 and $272,000, respectively; during the six month periods ended June 30, 2016 and 2015, related to these employment contracts were approximately $641,000 and $495,000, respectively.

Office Lease

The Company has an office lease in Macau for executive offices which will expire in April 2018.  The Company also rents a storage space on a month to month basis for $1,544 per month. Minimum future lease payments are $21,219, $42,638 and 10,660 for the years ended December 31, 2016, 2017 and 2018, respectively. Rent expense was $15,307 and $22,350 for the three month periods ended June 30, 2016 and 2015, respectively; and $30,588 and $47,337 for the six month periods ended June 30, 2016 and 2015, respectively.

F-28

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Gaming Table Rentals

Beginning in September 2015, the Company no longer pays a monthly rental for gaming tables in its Oriental VIP Room and has reduced its percentage of revenue sharing. Rental expense charged to operations for gaming table rentals was $0 and $851,185 for the three month periods ended June 30, 2016 and 2015, respectively; and $0 and $1,779,750 for the six month periods ended June 30, 2016 and 2015, respectively.

Revenue Sharing

Beginning in September 2012, the Company has adopted a new program to allow certain cash basis junket agents (non-marker) to share in the risk of wins and losses in the VIP gaming rooms. The maximum percentage of sharing that the junket agent may elect to share in the risk of wins and losses is limited to their percentage of rolling chip turnover during the previous month. The junket agent must make its election by the second day of the subsequent month and may elect from zero percent to the maximum percent. A total of approximately $50,000 was recorded as additional commission income in July 2016 for participating junket agents based on June 2016 rolling chip turnover. Due to fluctuations in wins and losses as well as the agents’ participation, levels, the total amount of revenues and losses shared as well as their percentage of rolling chip turnover may fluctuate significantly.

Certain Risks and Uncertainties

The Group’s operations are dependent on the annual renewal of the gaming licenses by the Macau SAR to the Promoter Companies and the registration of the Collaborator by the licensed gaming promoter.  The tenure of the Promotion Entities acting as gaming promoters and collaborator for the Casinos is subject to the Gaming Representative / Gaming Promoter Arrangements and Collaborator Agreement.

The Group may not be able to collect all of their markers receivable from the junket agents. Management expects that the Group will be able to enforce these obligations only in a limited number of jurisdictions, including Macau and Hong Kong. To the extent that junket agents of the Group, through the Promotion Entities, are from other jurisdictions, the Group may not have access to a forum in which they will be able to collect all of their markers receivable because, among other reasons, courts of many jurisdictions do not enforce gaming debts and the Group may encounter forums that will refuse to enforce such debts. The Group’s inability to collect gaming debts could have a significant negative impact on their operating results.

The Group receives all of their revenue from casino operators within the Asia-Pacific Region. If economic conditions in these areas were to decline materially or additional casino licenses to new casino operators were awarded in these locations, the Group’s consolidated results of operations could be materially affected.

The Company has experienced a continued decrease in rolling chips turnover which lead to decreases in revenue and working capital in 2016 and had an accumulated deficit of approximately US$46.0 million at June 30, 2016. In the third quarter of 2016, the Company is in default on its credit agreement with Galaxy Casino Company after closing of Sang Heng and Seng Lung VIP rooms. Management has taken several actions to ensure that the Company will have sufficient capital for operations, including the closing four VIP rooms in the third quarter of 2016 as a cost-cutting measures, accelerating the collection of marker receivable, reducing its operating expenses, restructuring debt, and preserving its capital position in due course.

Based on the Company’s projected cash requirement for operations, its current available cash and cash equivalents of approximately US$5.7 million as of June 30, 2016 and its projected twelve-month cash flow pursuant to management’s current plan, management believes it will have adequate resources to fund operations for at least the next twelve months. While management will take actions to accelerate the collection of markers receivable and continue negotiating with the casino operators on the payment schedule for the outstanding lines of credit, there can be no assurance that these events will happen; if one or both of these do not occur or the Company’s business strategy is not successful in addressing its current financial issues, substantial doubt exists about the Company’s ability to continue as a going concern. If cash generated from operations and collected from markers receivable is insufficient to satisfy the Company’s working capital, the Company may be required to obtain additional loans from certain shareholders. The Company has no other formal commitments for funding future needs of the Group at this time and any additional financing during next twelve month, if required, may not be available to the Company on acceptable terms or at all.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

Note 13 — Related Party Transactions

Management Agreements

Part of day-to-day management and operation of the VIP gaming rooms is contracted by the Promotion Entities to Pak Si Management and Consultancy Limited of Macau (“Pak Si”), a related party management company that is responsible for hiring and managing staff needed for operations.  This includes local managers and executives to provide supervision, finance and cage personnel, public relations, drivers and other service staff (waiters, cleaners, etc.).  The agreements renew annually. The principal of Pak Si is the sister-in-law of Mr. Vong, a director of the Company and its Chief Executive Officer.

F-29

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Effective January 1, 2015, the monthly payments were revised for Sang Heng and Sang Lung from $142,000 to $103,000 each, and Bao Li, King’s Gaming and the Oriental VIP Room were revised from $97,000 to $65,000 each.

Effective January 1, 2016, the monthly payments were revised for Bao Li, King’s Gaming and the Oriental VIP Room from $65,000 to $52,000 each.

Total expenses for Pak Si's services were $1,082,333 and $1,199,103 for the three month periods ended June 30, 2016 and 2015, respectively; and $2,162,802 and $2,398,793 during the six month periods ended June 30, 2016 and 2015, respectively.  Amounts due to Pak Si as of June 30, 2016 and December 31, 2015 were $360,848 and $399,959, respectively, and have been recorded in accrued expenses. Overall fees for services provided by Pak Si have been reduced as a result of the direct hire of employees by the Company as well as reduced volumes of business in the Company’s VIP Gaming Rooms.

Upon closure of four VIP rooms in third quarter 2016, the Company terminated all the management agreements with Pak Si since September 2016.

Entertainment Expense

The Group incurred entertainment expense for catering and restaurant services provided by a related party in which three directors have the majority ownership interest. Such entertainment expense were approximately $139,000 and $90,000 during the three month periods ended June 30, 2016 and 2015, respectively; and approximately $255,000 and $226,000 during six month periods ended June 30, 2016 and 2015, respectively,

Note 14 — Subsequent Events

Lapsed share purchase agreement

On June 23, 2016, the Group, through its indirect wholly-owned subsidiary, Iao Kun Jeju Hotel Company Limited ("Iao Kun Jeju"), entered into a share purchase agreement with Golden & Luxury Company, Ltd. ("Golden Luxury"), Solaire Korea Co., Ltd. and Bloomberry Resorts Corporation to acquire the Jeju Sun Hotel & Casino in Jeju, Korea for KRW117.5 billion (approximately US$101.8 million) in cash. However, as of September 30, 2016, the share purchase agreement was lapsed.

Closure of four VIP rooms

As a cost-cutting measure, the Company has closed its VIP gaming rooms at the Sands Cotai Central Casino, Galaxy Macau, StarWorld and Le Royal Arc in Macau, effective August 31, 2016, September 10, 2016, September 10, 2016 and September 29, 2016, respectively, and terminated its gaming representative agreements with King's Gaming Promotion Ltd., Sang Heng and Sung Lung Gaming Promotion Ltd, and terminated its collaborator agreement with Mr. Lam Chou In relating to those facilities, as the current Rolling Chip Turnover volume does not warrant the operation of five VIP gaming rooms. The Company has strategically evaluated the current VIP gaming market status and operation cost and decided to direct all the available resources to Bao Li VIP room to maximize the operation results. The management has been focusing its efforts on the collection of its outstanding markers receivable.

Contingency resulting from default under credit agreements

On September 13, 2016, Sang Heng and Sang Lung Gaming Promotion Ltd received a letter from Galaxy Casino Company Limited (“Galaxy Casino”) notifying of the default of the obligations to repay the lines of credit amounting to HKD312,000,000 (approximately US$ 40.3 million) pursuant to the credit agreements dated January 1, 2016 entered into with each of Sang Heng and Sang Lung. Galaxy Casino may take legal action against Seng Heng and Seng Lung and its relevant directors and/or officers due to such defaults.

As of the date the financial statements are issued, there is no legal action against the Company and its subsidiaries, and its relevant directors and/or officers related to this matter. The outstanding balance for Sang Heng and Seng Lung as of June 30, 2016 was approximately $34.6 million and is included in lines of credit payable in Consolidated Balance Sheet. Additionally, as a result of the default, the Company is subject to monthly interests of 1.5% and potential losses and expenses caused by the default. The management is currently working with Galaxy Casino to develop a repayment plan.

F-30

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis contains forward-looking statements about our plans and expectations of what may happen in the future. Forward-looking statements are based on a number of assumptions and estimates that are inherently subject to significant risks and uncertainties, and our results could differ materially from the results anticipated by our forward-looking statements as a result of many known and unknown factors.

You should read the following management discussion and analysis (“MD&A”) in conjunction with the unaudited consolidated financial statements and related footnotes thereto included in this report for the three and six months ended June 30, 2016 and the audited consolidated financial statements and related footnotes thereto included in in our annual report on Form 20-F for the year ended December 31, 2015. All capitalized terms in this MD&A that are not defined shall have the meaning ascribed to them in the Notes to the Consolidated Financial Statements included herewith.

OVERVIEW

We are a Cayman Islands company listed on the NASDAQ. Currently, we conduct VIP gaming promotion business at VIP gaming rooms located in major casino in Macau and two major casinos in Australia through the Promotion Entities, which include the Promoter Companies in Macau and Junket Operator in Australia. The principal business activities of our subsidiaries are to hold profit interest agreements with the Promotion Entities that confer upon us the right to enjoy all the economic benefits of the Promotion Entities, and exercise effective control over the structure, the underlying assets and net worth of the Promotion Entities. Since September 1, 2012, we have generated revenue by sharing a pre-determined percentage of the net gaming win/loss of the VIP Rooms with the respective casino operators and L’Arc Promoter in Macau. Revenue from VIP operations in Australia is based upon a mutually-agreed percentage of the rolling chip turnover. Virtually all of the Promotion Entities’ revenue is ultimately generated by VIP players who are brought to the VIP Rooms by our management team and junket agents.

As a cost-cutting measure, we closed our VIP gaming rooms at the Sands Cotai Central Casino, Galaxy Macau, StarWorld and Le Royal Arc in Macau, effective August 31, September 10, September 10 and September 29, 2016, respectively, and terminated our gaming representative agreements with King's Gaming Promotion Ltd. and Sang Heng and Sang Lung Gaming Promotion Ltd and terminated its collaborator agreement with Mr. Lam Chou In relating to those facilities, as the current Rolling Chip Turnover volume does not warrant the operation of five VIP gaming rooms. The Company has strategically evaluated the current VIP gaming market status and operation cost and decided to direct all the available resources to Bao Li VIP room to maximize the operation results.  The management has been focusing its efforts on the collection of its outstanding markers receivable.

BASIS OF PRESENTATION

The Financial Information has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

(All figures are in thousands except earnings (loss) per share)

Statements of operations data (unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015

Revenue	$10,579	$21,870	$28,501	$63,571
Expenses
Commission to junket agents	(9,035)	(19,254)	(22,760)	(47,252)
Selling, general and administrative expenses	(4,472)	(4,644)	(7,974)	(10,037)
Special rolling tax	(86)	(174)	(206)	(393)
Impairment of goodwill	-	(17,754)	-	(17,754)
Amortization of intangible assets	(4,065)	(4,093)	(8,136)	(8,183)
Impairment of intangible assets	(97,280)	-	(97,280)	-
Provision for doubtful accounts	(21,461)	-	(21,461)	-
Operating loss before change in fair value of contingent consideration	(125,820)	(24,049)	(129,316)	(20,048)
Change in Fair value of Contingent Consideration for the acquisitions	-	244	-	13,326

Net loss before tax	(125,820)	(23,805)	(129,316)	(6,722)
Income tax expense	-	-	-	-
Net loss for the period attributable to Ordinary Shareholders	(125,820)	(23,805)	(129,316)	(6,722)
Other comprehensive (loss) income after tax	(190)	36	(374)	53
Total comprehensive loss for the period attributable to Ordinary Shareholders	$(126,010)	$(23,769)	$(129,690)	$(6,669)
GAAP loss per share
Basic	$(1.99)	$(0.38)	$(2.05)	$(0.11)
Diluted	$(1.99)	$(0.38)	$(2.05)	$(0.11)

Balance sheet data

	June 30,	December 31,
	2016	2015
	(unaudited)
Current assets	$145,915	$176,853
Non-current assets	$188	$105,888
Current liabilities	$58,348	$64,996
Total shareholders’ equity	$87,755	$217,745

Cash flow data (unaudited)

	For the six months ended June 30, 2016	For the six months ended June 30, 2015

Net cash provided by operating activities	$1,421	$17,402
Net cash provided by (used in) investing activities	2	(3)
Net cash provided by (used in) financing activities	1,184	(17,556)
Net increase (decrease) in cash and cash equivalents	$2,607	$(157)

SIGNIFICANT FACTORS AFFECTING OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Macau’s gaming and tourism markets

Our business is and will be influenced most significantly by the growth or decline of the gaming and tourism markets in Macau. Rapid growth in the Macau gaming market commenced with the decision to grant new gaming concessions by the Macau Government in late 2001, and this growth has been facilitated by a number of drivers and initiatives which include, among others, favorable population demographics and economic growth across each of our Asian tourism source markets, substantial capital investment made by concessionaires in the development of branded and diversified destination resort properties, and the demonstrated commitment by central and local governments to improve or develop infrastructure connecting Macau with the rest of greater China. From 2008 to 2013, gross gaming revenues in Macau increased at a compound annual growth rate (“CAGR”) of 26.93%, decreased by 2.5% from 2013 to 2014, and significantly decreased by 34.3% from 2014 to 2015, according to the Gaming Inspection and Coordination Bureau (“DICJ”). The number of hotel guests staying in Macau increased at a CAGR of 4.36% from 2008 to 2015, according to the Directhe dos ServiSer de Estatstatip e Censos (Statistics and Census Service) (“DSEC”). In 2011, 2012, 2013, 2014 and 2015, gross gaming revenues in Macau was approximately US$33.4 billion, US$38.0 billion, US$45.2 billion, US$44.1 billion and US$28.9 billion, respectively, according to the DICJ. In the years ended December 31, 2011, 2012, 2013, 2014 and 2015, the total number of hotel guests staying in Macau was approximately 12.9 million, 13.6 million, 14.3 million, 14.6 million and 14.3 million, respectively, according to the DSEC.

The total number of visitors to Macau increased at a CAGR of 4.26% from 2008 to 2015 according to the DSEC. From 2011 to 2015, there were approximately 28.0 million, 28.1 million, 29.3 million, 31.5 million and 30.7 million visitors to Macau, respectively, according to the DSEC. A majority of these visitors come from Greater China. Starting from the first quarter of 2015, the number of visitors to Macau, particularly visitors from China’s Guangdong province (where most of our visitors come from), began to decline due to the tightening of Chinese government policies and regulatory factors, such as visa restrictions and restrictions on credit card usage, which also greatly impacted the overall gross gaming revenues in Macau.

According to the DICJ, gross gaming revenues in Macau increased by 13.4% from 2011 to 2012, increased by 18.6% from 2012 to 2013, decreased by 2.5% from 2013 to 2014, significantly decreased by 34.3% from 2014 to 2015, and further decreased by 11.4% during the six months ended June 30, 2016, primarily due to the decline in revenue (as a percentage of total gross gaming revenue) of VIP baccarat since 2012, which accounted for 73.2%, 69.3%, 66.1%, 60.5%, 55.4% and 52.9% of total gross gaming revenue in Macau in 2011, 2012, 2013, 2014, 2015 and the six months ended June 30, 2016, respectively. Such decline was primarily a result of slower economic growth in parts of mainland China, the on-going anti-corruption campaign in mainland China, as well as the continued tightening of government policies (including visa restrictions and restrictions on credit card usage) by the Chinese government in recent years. The continued economic slowdown in mainland China will likely adversely affect the Macau gaming industry and our results of operations.

Our credit extension policies

The availability of cage capital and our credit extension policies have significant impact on our revenue. Our cage capital mainly consists of lines of credit from casino operators and temporary credit from certain shareholders. As of June 30, 2016 and the date the financial statements are issued, we had an aggregate of US$54.2 million and US$5.4 million in total available lines of credit from casino operators in Macau and Australia, and the casino operators may extend temporary credit in excess of this amount to us from time to time.

In light of the decreasing trend of VIP baccarat, as well as the slower growth of China’s economy, the on-going anti-corruption campaign and the continued tightening of government policies in recent years, we have adopted a prudent approach in the extension of gaming credit since May 2012 by (i) tightening gaming credit to VIP gaming patrons; and (ii) taking steps to closely monitor the collection of outstanding markers. As a result, our total rolling chip turnover since 2012 was adversely impacted. While our efforts to monitor the collection of outstanding markers have successfully mitigated our risk of bad debt, we have experienced a lengthening of the collection period on certain markers. Starting from September 2016, because of the lengthening of the collection period as well as difficulty in collecting certain markers receivable, the Company will not be actively extending credit to its agents and therefore it expects business volume to be reduced.  As of June 30, 2016, the Company provided an allowance for doubtful accounts related to markers receivable amounting to US$21.5 million.

We have offered higher fixed commission rates to non-credit agents (agents that we do not extend credit to) since January 2013 and implemented a super-agent program in September 2012, which provides certain non-credit agents an option to participate in sharing our overall win/loss each month based on their proportionate contribution of our total rolling chip turnover of the previous month in addition to receiving a fixed rate commission. We intend to continue such initiatives in an effort to attract a higher proportion of non-credit agents who have the financial resources to purchase non-negotiable chips from us rather than relying on gaming credit extended by us, which in turn increases the number of VIP players and rolling chip turnover without additional credit risk.

Our network of junket agents

Virtually all our revenue is ultimately generated by VIP players brought to the VIP Rooms by junket agents. With the decreasing trend of VIP gaming in Macau, the competition for services provided by junket agents has increased. Our network of junket agents, our ability to maintain good relationships with them and our ability to continue to develop relationships with new junket agents will continue to have a significant impact on our results of operations.

On August 31, September 10, September 10 and September 29 , 2016, respectively, we decided to close King’s Gaming, Sang Heng, Sang Lung and Oriental VIP rooms as a cost-cutting measure as the current rolling chip turnover volume does not warrant the operation of five VIP gaming rooms. The closure of King’s Gaming, Sang Heng, Sang Lung and Oriental VIP rooms may lead to a decrease in revenue and profit margin but it will also generate cost savings in the future.

Our revenue model

Macau

Our remuneration model is a revenue sharing model where we currently share 40% to 45% of the net gaming win/loss before expenses with the respective casino operators and L’Arc Promoter in Macau. Beginning in September 2015, we are no longer paying a table rental fee in respect of the Oriental VIP room and our percentage of net gaming win/loss was reduced.

The revenue sharing model we chose is primarily taking into consideration the following:

•	the industry trend of shifting from a fixed rate commission model to a revenue sharing model, which is currently the standard model of compensating gaming promoters and is believed to be preferred by the concessionaires who prefer a less volatile earnings stream provided by the revenue sharing model;

•	depending on the win/loss of the VIP Rooms, we may generate higher revenue under a revenue sharing model;

•	our increased cage capital;

•	a revenue sharing model gains us access to additional casinos which operate exclusively under such model; and

•	a revenue sharing model increases our competitiveness in attracting non-credit agents.

Our operating results under the revenue sharing model directly correlate with the win/loss rate in the VIP Rooms and are therefore subject to greater fluctuation as compared to a fixed rate commission model. As a result, our short-term results may be materially affected by the win/loss variances in the VIP Rooms and may not be indicative of our future performance. As a result of the shift in revenue model, our revenue as a percentage of rolling chip turnover changed from 1.26% in 2011, to 1.30% in 2012, 1.39% in 2013, 1.41% in 2014, 1.63% in 2015 and to 1.38% during the six months ended June 30, 2016. However, according to Union Gaming, the generally expected win rate for VIP baccarat, the table game played at the VIP Rooms, is between 2.7% to 3.0% and our quarterly win rates from January 1, 2011 to June 30, 2016 ranged from 2.18% to 4.19%.

By adopting a revenue sharing model, we have increased commission payments to non-credit agents and have allowed super-agents to participate in sharing our overall win/loss, which contributed to an overall higher percentage of commissions paid to junket agents in relation to rolling chip turnover. As our network of non-credit agents and super-agent program expand, we expect a higher percentage of commissions to junket agents in relation to rolling chip turnover.

Australia

On May 15, 2015, we entered into agreements to acquire all of the profit interests of Mr. Lou Kan Kuong (“Mr. Lou”) for acting as a junket operator for the Crown Perth Casino in Perth, Australia and for the Crown Melbourne Casino in Melbourne, Australia for $200 of consideration in total. Mr. Lou, who is currently an officer of IKGH, entered into agreements to act as a junket operator for the above two Casinos on June 24, 2013. We receive a fixed percentage of the rolling chip turnover we generate at the Australian casinos and do not currently share in the win/loss results. The profit interests were acquired as an asset purchase for the historical costs of establishing the agreements between Mr. Lou and Australian Casinos as a related party transaction. We entered into the agreement to expand to overseas markets for our existing agent network.

Goodwill Impairment

Goodwill is recorded when the purchase price for an acquisition exceeds the estimated fair value of the net tangible and identified intangible assets acquired. The Company currently has only one reporting unit which is the gaming promotion business mainly located in Macau. Current operations in Australia are managed under the same reporting unit as Macau. As our international business expands, we may have additional reporting units.

The Company has adjusted the rolling chip turnover guidance to reflect the decline in revenue of the VIP gaming business in Macau. During the year ended December 31, 2015, the Company has been actively exploring alternatives to diversify the source of revenue in overseas markets. These results, along with changes in the competitive marketplace led to a shift in strategic direction and reduced future revenue and profitability expectations for the business. As a result of these changes in strategy and expectations, the Company forecasted reductions in rolling chip turnover growth rates and lower future cash flows used to estimate the fair value of the business unit, which resulted in an impairment charge for goodwill recorded in the consolidated financial statements for the year ended December 31, 2015.

Impairment of Intangible assets

Finite-lived intangible assets are carried at cost and are amortized over their estimated useful lives on a straight-line basis. During the second quarter of 2016, the Company reassessed the outlook of our VIP rooms operations and evaluated the potential impairment of intangible assets which were originally purchased from King’s Gaming in 2010, Bao Li Gaming in 2012 and Oriental VIP room in 2013. These interim impairment assessments were triggered by the following:

•	the continuing significant decline in rolling chip turnover and lower profit margin during six months period in 2016;

•	the DICJ banned the proxy betting effective on May 9, 2016; and

•	with the expiration of the earnout arrangement with Bao Li Gaming and Oriental VIP room on December 31, 2015 and June 30, 2016, respectively, the responsible officers have less incentive to continue to develop the agent network in Macau and can terminate the employment agreement anytime with the Company by providing one month’s notice. The non-compete agreement contains a 10-year restricted period from the termination of employment, however, the restriction of non-compete activities does not extend to the jurisdictions where the Company does not have business.

In accordance with ASC 360, the Company recorded an impairment loss of US$97,279,517 to revalue and fully write down intangible assets. Based on current period performance, the Company projected revenue, gross margin, operating expenses and earning/loss to estimate future cash flows. The Company measured the amount of impairment by which the carrying value of the intangible assets, non-compete agreement and profit interest agreement exceeded their estimated fair values determined by the estimated future discounted cash flows.

Refer to Note 4, Intangible assets, of the notes to the Consolidated Financial Statements, for further information.

Our failure to meet the continued listing requirements of NASDAQ could result in a delisting of our common stock

If we fail to satisfy the continued listing requirements of NASDAQ, such as the minimum closing bid price requirement, NASDAQ may take steps to delist our common stock. Such a delisting would likely have a negative effect on the price of our common stock and would impair our stockholders’ ability to sell or purchase our common stock when they wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the NASDAQ minimum bid price requirement or prevent future non-compliance with NASDAQ’s listing requirement.

On September 13, 2016, the Company received a written notice from the Listing Qualifications department of The Nasdaq Stock Market indicating that the Company is not incompliance with the minimum bid price requirement if $1.00 per share set forth in Nasdaq Listing Rule 5450 (a)(1).

The Company has been provided a 180 day period in which to regain compliance. If at any time during this period the closing bid price of the Company’s common stock is at least $1.00 for a minimum of ten consecutive business days, the Company will receive a written confirmation of compliance from Nasdaq and the matter will be closed.

In addition, following the initial 180 day period, the Company may be eligible for an additional 180 day period to regain compliance, subject to the Company effecting a reverse stock split during the second 180 day compliance period if necessary to cure the deficiency.

At present, the Company will work to regain compliance during the initial 180 day compliance period and will actively monitor its performance with respect to the listing standards.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial information. We describe our significant accounting policies in Note 2, Summary of Significant Accounting Policies, of the Notes to unaudited Consolidated Financial Statements included in this report. Our unaudited consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial reporting. In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the financial position, the results of its operations and cash flows. Operating results as presented are not necessarily indicative of the results to be expected for a full year. These financial statements and related notes should be read in conjunction with the financial statements and notes thereto included in the Company’s Form 20-F filed on March 11, 2016 with the Securities and Exchange Commission for the year ended December 31, 2015. Certain of our accounting policies require that management apply significant judgments in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with U.S. GAAP. Judgments are based on historical experience, terms of existing contracts, industry trends and information available from outside sources, as appropriate. However, by their nature, judgments are subject to an inherent degree of uncertainty, and, therefore, actual results could differ from our estimates.

Management regularly evaluates accounting estimates, including those relating to income taxes, intangible assets, amortization and impairment, and impairment of markers receivable.

CERTAIN STATEMENTS OF OPERATIONS ITEMS

Revenue from VIP gaming promotion operations

Our source of revenue is primarily commissions received from the casino operators and the L’Arc Promoter from VIP gaming promotion operations in Macau. We also received a small amount of service revenue which is disbursement income from junket agents for providing transportation, accommodation, food and beverage and other complimentary services to them starting in 2013. The profits derived from our VIP gaming promotion operations depend on the gaming volumes and win rate in the VIP Rooms. Revenue from VIP gaming promotion operations in Macau is recorded based on our share of the gaming win/loss. Our Australian operations are based upon a fixed percentage of rolling chip turnover.

Commission to junket agents

We pay commissions to junket agents typically based on their rolling chip turnover. We implemented a super-agent program in September 2012 which allowed certain non-credit agents to participate in sharing overall win/loss with us in addition to receiving a fixed rate commission. During the six month periods ended June 30, 2016 and 2015, the junket agents who participated in such super-agent program received more commissions than they would have under the fixed rate commission model.

Selling, general and administrative expenses

Selling, general and administrative expenses consist of legal and professional fees, management salaries and director fees, management fees associated with the administration of the VIP gaming rooms, staff costs (excluding directors’ remuneration), VIP room operating costs and other expenses.

The following table sets out the breakdown of our selling, general and administrative expenses for the periods indicated. (All figures are in $ thousands).

	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015

Legal and professional fees	$1,054	$288	$1,193	$409
Management salaries and director fees	576	613	1,152	1,300
Management fees	1,081	1,199	2,163	2,399
Staff costs excluding directors’ remuneration	919	956	1,907	2,185
VIP room operating costs	16	889	38	1,842
Other(1)	826	699	1,521	1,742
Hong Kong Listing Expenses	-	-	-	160
Total	$4,472	$4,644	$7,974	$10,037

Note:

(1)	Other mainly includes entertainment expenses, investor relations fees, advertising expenses and overseas travelling expenses by management.

RESULTS OF OPERATIONS

Three Months ended June 30, 2016 Compared to the Three Months ended June 30, 2015

The following table sets forth certain information regarding our unaudited results of operations for the three months ended June 30, 2016 and 2015 (all figures are in $ thousands except ratios and percentages).

	Three Months Ended June 30, 2016	Three Months Ended June 30, 2015	% change from 2015 to 2016
Revenue from VIP gaming promotion	$10,579	$21,870	(52)%

Commission to junket agents	$9,035	$19,254	(53)%

Selling, general and administrative expenses	$4,472	$4,645	(4)%

Operating loss before change in fair value of contingent consideration	$(125,820)	$(24,049)	423%

Percentage of operating loss before change in fair value of contingent consideration/Revenue from VIP gaming promotion	(1,189.34)%	(109.96)%

Non-GAAP Financial Results

The following Non-GAAP financial results for the three months ended June 30, 2016 and 2015 are used by management to evaluate our financial performance prior to the deduction of amortization of intangible assets, impairment of goodwill and intangible assets, provision for doubtful accounts, and change in fair value of contingent consideration related to the acquisitions of King's Gaming, Bao Li Gaming and Oriental VIP Room (all figures are in $ thousands except ratios and percentages) (see Non-GAAP Financial Measures).

	Three Months Ended June 30, 2016	Three Months Ended June 30, 2015	% change from 2015 to 2016
Non-GAAP loss before amortization of intangible assets, impairment of goodwill and intangible assets, provision for doubtful accounts, and change in fair value of contingent consideration	$(3,015)	$(2,202)	37%

Percentage of Non-GAAP loss before amortization of intangible assets, impairment of goodwill and intangible assets, provision for doubtful accounts, and change in fair value of contingent consideration/Revenue from VIP gaming promotion	(28.50)%	(10.07)%

Rolling Chip Turnover Ratios

Rolling Chip Turnover is used by casinos to measure the volume of VIP gaming room business transacted and represents the aggregate amount non-negotiable chips exchanged by VIP gaming patrons. Bets are wagered with ‘‘non-negotiable chips’’ and winning bets are paid out by casinos in so-called ‘‘cash’’ chips. If a player continues to make bets, they have to change the cash chips to non-negotiable chips.

Rolling Chip Turnover ratios are calculated as percentages of Rolling Chip Turnover, and represent the changes in revenue, expenses and income in comparison to the change in gaming volume which investors and management use to assess the operating efficiencies of the Promotion Entities.

The following table sets forth certain information regarding our results relating to our Rolling Chip Turnover and certain performance ratios for the three month periods ended June 30, 2016 and 2015 (all figures are in $ thousands except for ratios and percentages).

	Three Months Ended June 30, 2016	Three Months Ended June 30, 2015	% change from 2015 to 2016
Rolling Chip Turnover	$859,794	$1,736,822	(50.5)%

Revenue from VIP gaming promotion/Rolling Chip Turnover	1.23%	1.26%	(2.3)%

Commission to junket agents/Rolling Chip Turnover	1.05%	1.11%	(5.2)%

Gross margin (Revenue less commissions and special rolling tax)/Rolling Chip Turnover	0.17%	0.14%	20.1%

Selling, general and administrative expenses/Rolling Chip Turnover	0.52%	0.27%	94.5%

Operating (loss) before change in fair value of contingent consideration/Rolling Chip Turnover	(14.63)%	(1.38)%	956.9%

Below is a quarterly analysis of the win rate in our VIP gaming rooms from January 1, 2013 to June 30, 2016:

Period	Win Rate %

Q1 2013	3.29%
Q2 2013	3.06%
Q3 2013	3.18%
Q4 2013	2.39%
Q1 2014	3.60%
Q2 2014	2.18%
Q3 2014	2.51%
Q4 2014	3.95%
Q1 2015	4.19%
Q2 2015	2.73%
Q3 2015	3.91%
Q4 2015	3.42%
Q1 2016	3.28%
Q2 2016	2.69%

Revenue from VIP gaming promotion operations was US$10.6 million for the three months ended June 30, 2016, as compared to US$21.9 million for the three months ended June 30, 2015, representing a decrease of 52.0%, and revenue as a percentage of rolling chip turnover decreased from 1.26% for the three months ended June 30, 2015 to 1.23% in 2016, representing a decrease of 2.3%. Such decreases were primarily a result of a win rate of 2.69% and low rolling chip turnover for the three months ended June 30, 2016, which is within the statistical average win rate range, compared to a win rate of 2.73% for the three months ended June 30, 2015. The reduction in amounts of gaming credit we made available to VIP gaming patrons adversely impacted the growth in our total rolling chip turnover since 2012. If the Chinese economy improves and demonstrates sustainable momentum, we may consider relaxing our credit extension policy.

During the second quarter of 2016, we experienced a continuing significant decrease in our Rolling Chip Turnover compared to the same period in 2015. Our Rolling Chip Turnover in the second quarter of 2016 and 2015 was $0.86 billion and $1.74 billion, respectively, a 50.5% decrease. Our Rolling Chip Turnover was significantly impacted by:

•	potential players being deterred by a variety of factors including increased oversight of credit cards that many gamblers use to access funds in Macau;

•	a lack of demand from high rollers and less visits to Macau primarily due to anti-corruption enforcement by the PRC government; and

•	our tightening policy to provide gaming credit as a result of lengthened collection periods on certain markers.

The commissions paid to junket agents decreased by US$10.2 million, or 53%, to US$9.0 million for the three months ended June 30, 2016 as compared to the three months ended June 30, 2015, primarily as a result of significantly lower Rolling Chip Turnover compared to the prior period. The commissions paid to junket agents as a percentage of rolling chip turnover was 1.11% for the three months ended June 30, 2015, down to 1.05% for the three months ended June 30, 2016, a decrease of 5.2%. We have offered competitive commission rates along with the VIP gaming industry in Macau and to compensate our junket agents for no longer providing any complimentary hotel and casino services to them, as well as higher commissions paid to non-credit agents and super-agents. The decrease in the commissions paid to junket agents as a percentage of Rolling Chip Turnover was primarily a result of the lower win rate. Since the super-agent program allowed certain non-credit agents to participate in sharing overall win/loss, the super-agents shared some of the gaming loss and hence decreased in commissions paid.

Selling, general and administrative expenses decreased by US$0.2 million, or 4%, to US$4.5 million for the three months ended June 30, 2016 as compared to the three months ended June 30, 2015. VIP gaming room operating costs and other costs decreased by US$0.8 million during the three months ended June 30, 2016 as a result of the reduced number of junket agents and VIP players visiting Macau and no longer paying monthly table rental to L’Arc casino since September 2015. A decrease in management fees of US$0.1 million due to directly hiring employees to reduce our reliance on Pak Si and our monthly management fees have been reduced accordingly. It is offset by an increase in legal and professional fees of US$0.8 million as a result of due diligence fees incurred for a potential acquisition project.

The special rolling tax decreased by US$88,000, or 50.5%, to US$86,000 for the three months ended June 30, 2016 from the three months ended June 30, 2016 as a result of the decrease in rolling chip turnover. The percentage of the special rolling tax to revenue from VIP gaming promotion remained consistent in a range of 0.8% to 0.9% in the three month periods ended June 30, 2016 and 2015.

Amortization of intangible assets for the three month periods ended June 30, 2016 and 2015 was US$4.1 million.

We performed an assessment to test our intangible assets for impairment as of June 30, 2016 and determined that the intangible assets were impaired as of June 30, 2016 and recorded an impairment charge of US$97.3 million during the three months ended June 30, 2016. There was no impairment of intangible assets recognized during the three months ended June 30, 2015. We performed an assessment to test our goodwill for impairment as of June 30, 2015 and determined that the goodwill was impaired as of June 30, 2015 and recorded an impairment charge of US$17.8 million during the three months ended June 30, 2015. There was no impairment of goodwill recognized during the three months ended June 30, 2016.

For the three months ended June 30, 2016, based on several factors, such as subsequent payment, nationality of junket agent, recent rolling record, past collection experience and fluctuation in the outstanding balance in the subsequent period, the Company assessed the risk of collection and provided an estimated provision for doubtful accounts amounting to approximately US$21.5 million. There was no provision for doubtful accounts recognized during the three months ended June 30, 2015.

Operating loss before change in the fair value of contingent consideration payables was US$125.8 million for the three months ended June 30, 2016, as compared to operating loss of US$24.0 million for the three months ended June 30, 2015, representing an increase in net loss of 423%, primarily as a result of impairment of intangible assets that was recognized in 2016.

There was no fair value of the contingent consideration liability in respect of the Oriental VIP Room Acquisition because the actual result of Oriental VIP room did not meet the base earnout rolling chip target as of June 30, 2016 and the agreement was expired on June 30, 2016. Bao Li Gaming met its last rolling chip target for the year ended December 31, 2015 and the agreement was expired as of December 31, 2015. There was no fair value change of the contingent consideration payable in respect of the King’s Gaming acquisition for the three months ended June 30, 2016 as the forecasted gross profit level of King’s Gaming resulted in no additional earn-out shares expected to be earned by the King’s Gaming seller. As required by U.S. GAAP, any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in our estimate of the gross profit and rolling chip turnover expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. A change in the fair value of the acquisition-related contingent consideration could have a material impact on our statement of operations and financial position.

As a result of the above, the net loss was increased by US$102.2 million from net loss of US$23.8 million for the three months ended June 30, 2015 to net loss of US$126.0 million for the three months ended June 30, 2016.

Basic and diluted loss per share for the three months ended June 30, 2016 was US$1.99 based upon the weighted average share count of 63,103,781.

Six Months ended June 30, 2016 Compared to the Six Months ended June 30, 2015

The following table sets forth certain information regarding our results of operations for the six months ended June 30, 2016 and 2015 (all figures are in $ thousands except ratios and percentages).

	Six Months Ended June 30, 2016	Six Months Ended June 30, 2015	% change from 2015 to 2016
Revenue from VIP gaming promotion	$28,501	$63,571	(55)%

Commission to junket agents	22,760	47,252	(52)%

Selling, general and administrative expenses	7,974	10,037	(21)%

Operating loss before change in fair value of contingent consideration	(129,316)	(20,048)	545%

Percentage of operating loss before change in fair value of contingent consideration/Revenue from VIP gaming promotion	(453.72)%	(31.54)%

Non-GAAP Financial Results

The following Non-GAAP financial results for the six months ended June 30, 2016 and 2015 are used by management to evaluate our financial performance prior to the deduction of amortization of intangible assets, provision for doubtful accounts, impairment of goodwill and intangible assets, and change in fair value of contingent consideration related to the acquisitions of King's Gaming, Bao Li Gaming and Oriental VIP Room (all figures are in $ thousands except ratios and percentages) (see Non-GAAP Financial Measures).

	Six Months Ended June 30, 2016	Six Months Ended June 30, 2015	% change from 2015 to 2016
Non-GAAP (loss) income before amortization of intangible assets, impairment of goodwill and intangible assets, provision for doubtful accounts, and change in fair value of contingent consideration	$(2,439)	$5,889	(141)%

Percentage of Non-GAAP (loss) income before amortization of intangible assets, impairment of goodwill and intangible assets, provision for doubtful accounts, and change in fair value of contingent consideration/Revenue from VIP gaming promotion	(8.56)%	9.26%

Rolling Chip Turnover Ratios

Rolling Chip Turnover is used by casinos to measure the volume of VIP gaming room business transacted and represents the aggregate amount non-negotiable chips exchanged by VIP gaming patrons. Bets are wagered with ‘‘non-negotiable chips’’ and winning bets are paid out by casinos in so-called ‘‘cash’’ chips. If a player continues to make bets, they have to change the cash chips to non-negotiable chips.

Rolling Chip Turnover ratios are calculated as percentages of Rolling Chip Turnover, and represent the changes in revenue, expenses and income in comparison to the change in gaming volume which investors and management use to assess the operating efficiencies of the Promotion Entities.

The following table sets forth certain information regarding our results relating to our Rolling Chip Turnover and certain performance ratios for the six months ended June 30, 2016 and 2015 (all figures are in $ thousands except for ratios and percentages).

	Six Months Ended June 30, 2016	Six Months Ended June 30, 2015	% change from 2015 to 2016
Rolling Chip Turnover	$2,058,015	$3,932,485	(47.7)%

Revenue from VIP gaming promotion/Rolling Chip Turnover	1.38%	1.62%	(14.3)%

Commission to junket agents/Rolling Chip Turnover	1.11%	1.20%	(8.0)%

Gross margin (Revenues less commissions and special rolling tax)/Rolling Chip Turnover	0.26%	0.40%	(35.8)%

Selling, general and administrative expenses/Rolling Chip Turnover	0.39%	0.26%	51.8%

Operating (loss) before change in fair value of contingent consideration/Rolling Chip Turnover	(6.28)%	(0.51)%	1,132.54%

Below is a quarterly analysis of the win rate in our VIP gaming rooms from January 1, 2013 to June 30, 2016:

Period	Win Rate %

Q1 2013	3.29%
Q2 2013	3.06%
Q3 2013	3.18%
Q4 2013	2.39%
Q1 2014	3.60%
Q2 2014	2.18%
Q3 2014	2.51%
Q4 2014	3.95%
Q1 2015	4.19%
Q2 2015	2.73%
Q3 2015	3.91%
Q4 2015	3.42%
Q1 2016	3.28%
Q2 2016	2.69%

Revenue from VIP gaming promotion operations was US$28.5 million for the six months ended June 30, 2016, as compared to US$63.6 million for the six months ended June 30, 2015, representing a decrease of 55.0%, and revenue as a percentage of rolling chip turnover decreased from 1.62% for the six months ended June 30, 2015 to 1.38% in 2016, representing a decrease of 14.3%. Such decreases were primarily a result of a low win rate of 3.04% and low rolling chip turnover for the six months ended June 30, 2016 compared to a high win rate of 3.54% for the six months ended June 30, 2015.  The reduction in amounts of gaming credit we make available to VIP gaming patrons has adversely impacted our total rolling chip turnover since 2012. If the Chinese economy improves and demonstrates sustainable momentum, we may consider relaxing our credit extension policy.

During the first half of 2016, we experienced a significant decrease in our Rolling Chip Turnover compared to the same period in 2015. Our Rolling Chip Turnover was $2.06 billion and $3.93 billion in the first half of 2016 and 2015, respectively, a 47.7% decrease. Our Rolling Chip Turnover was significantly impacted by:

•	potential players being deterred by a variety of factors including increased oversight of credit cards that many gamblers use to access funds in Macau;

•	a lack of demand from high rollers and less visits to Macau primarily due to anti-corruption enforcement by the PRC government; and

•	our tightening policy to provide gaming credit as a result of lengthened collection periods on certain markers.

The commissions paid to junket agents decreased by US$24.5 million, or 51.8%, to US$22.8 million for the six months ended June 30, 2016, as compared to the six months ended June 30, 2015, primarily as a result of significantly lower Rolling Chip Turnover compared to the prior period. The commissions paid to junket agents as a percentage of rolling chip turnover was 1.21% for the six months ended June 30, 2015, down to 1.11% for the six months ended June 30, 2016, a decrease of 8.0%. We have offered competitive commission rates along with the VIP gaming industry in Macau and to compensate our junket agents for no longer providing any complimentary hotel and casino services to them, as well as higher commissions paid to non-credit agents and super-agents. The decrease in the commissions paid to junket agents as a percentage of Rolling Chip Turnover was primarily a result of the lower win rate. Since super-agent program allowed certain non-credit agents to participate in sharing overall win/loss, the super-agent shared some of the gaming loss and hence decreased in commissions paid.

Selling, general and administrative expenses decreased by US$2.1 million, or 20.6%, to US$8.0 million for the six months ended June 30, 2016 as compared to the six months ended June 30, 2015. VIP gaming room operating costs and other costs decreased by US$1.8 million during the six months ended June 30, 2016 as a result of the reduced number of junket agents and VIP players visiting Macau and no longer paying monthly table rental to L’Arc casino since September 2015. Staff costs decreased by US$0.4 million as a result of a decrease in executive compensation and no year-end bonus paid to cage employees. Decreased in management fees of US$0.2 million due to directly hiring employees to reduce our reliance on Pak Si and our monthly management fees have been reduced accordingly. It is offset by increase in legal and professional fee of US$0.8 million as a result of due diligence fee incurred for potential acquisition project. As a result of no longer pursuing a listing on the Hong Kong Stock Exchange, no listing expenses were incurred during the six months ended June 30, 2016 compared to US$0.2 million recorded in the prior period.

The special rolling tax decreased by US$0.2 million, or 47.7%, to US$0.2 million for the six months ended June 30, 2016 from the six months ended June 30, 2015 as a result of the decrease in rolling chip turnover. The percentage of the special rolling tax to revenue from VIP gaming promotion remained consistent in a range of 0.6% to 0.7% in the six month periods ended June 30, 2015 and 2016.

Amortization of intangible assets for the six month periods ended June 30, 2016 and 2015 was US$8.2 million.

We performed an assessment to test our intangible assets for impairment as of June 30, 2016 and determined that the intangible assets were impaired as of June 30, 2016 and recorded an impairment charge of US$97.3 million during the six months ended June 30, 2016. There was no impairment of intangible assets recognized during the six months ended June 30, 2015. We performed an assessment to test our goodwill for impairment as of June 30, 2015 and determined that the goodwill was impaired as of June 30, 2015 and recorded an impairment charge of US$17.8 million during the six months ended June 30, 2015. There was no impairment of goodwill recognized during the six months ended June 30, 2016.

For the six months ended June 30, 2016, based on several factors, such as subsequent payment, nationality of junket agent, recent rolling record, past collection experience and fluctuation in the outstanding balance in the subsequent period, the Company assessed the risk of collection and provided an estimated provision for doubtful accounts amounting to approximately US$21.5 million. There was no provision for doubtful accounts recognized during the six months ended June 30, 2015.

Operating loss before change in the fair value of contingent consideration payables was US$129.3 million for the six months ended June 30, 2016, as compared to operating loss of US$20.0 million for the six months ended June 30, 2015, representing an increase in net loss of 545%, primarily as a result of impairment of intangible assets was recognized in 2016.

There was no change in fair value of the contingent consideration liability in respect of the Oriental VIP Room Acquisition because the actual results of Oriental VIP room did not meet the base earnout rolling chip target as of June 30, 2016 and the agreement was expired on June 30, 2016. Bao Li Gaming met its last rolling chip target for the year ended December 31, 2015 and the agreement was expired as of December 31, 2015. There was no fair value change of the contingent consideration payable in respect of the King’s Gaming acquisition for the six months ended June 30, 2016 as the forecasted gross profit level of King’s Gaming resulted in no additional earn-out shares expected to be earned by the King’s Gaming seller. Whereas there was a fair value gain of the contingent consideration in respect of the Bao Li Acquisition and Oriental VIP Room Acquisition of US$13.3 million for the six months ended June 30, 2015. As required by U.S. GAAP, any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in our estimate of the gross profit and rolling chip turnover expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. A change in the fair value of the acquisition-related contingent consideration could have a material impact on our statement of operations and financial position.

As a result of the above, the net loss increased by US$122.6 million from net loss of US$6.7 million for the six months ended June 30, 2015 to net loss of US$129.3 million for the six months ended June 30, 2016.

Basic and diluted loss per share for the six months ended June 30, 2016 was US$2.05 based upon the weighted average share count of 63,103,781.

Non-GAAP Financial Measures

Our calculation of Non-GAAP income (loss) (operating income before amortization of intangible assets, impairment of goodwill and intangible assets, provision for doubtful accounts, and change in fair value of contingent consideration) and Non-GAAP Earnings (Loss) per share differs from Earnings (Loss) per share based on net income (loss) because it does not include amortization of intangible assets, impairment of goodwill and intangible assets, provision for doubtful accounts, and change in fair value of contingent consideration.  We use this information internally in evaluating our operations and believe this information is important to investors because it provides users of our financial information with additional useful information in evaluating operating performance for the periods and is more consistently comparable to the prior periods.  Notwithstanding the foregoing, Non-GAAP income (loss) and earnings (loss) per share should not be considered an alternative to, or more meaningful than, net income (loss) and earnings (loss) per share as determined in accordance with GAAP.   The following is a reconciliation of our net income (loss) to Non-GAAP income (loss) and GAAP earnings (loss) per share to our Non-GAAP earnings (loss) per share:

	For the Three	For the Three	For the Six	For the Six
	Months	Months	Months	Months
	Ended June 30, 2016	Ended June 30, 2015	Ended June 30, 2016	Ended June 30, 2015

Net loss attributable to ordinary shareholders	(125,820,294)	(23,804,788)	(129,315,847)	(6,722,302)

Amortization of intangible assets	4,064,631	4,092,683	8,136,369	8,183,361

Impairment of intangible assets	97,279,517	-	97,279,517	-

Provision for doubtful accounts	21,461,434	-	21,461,434	-

Impairment of goodwill	-	17,754,136	-	17,754,136

Change in fair value of contingent consideration	-	(244,129)	-	(13,325,814)

Non-GAAP (loss) income (before amortization of intangible assets, impairment of goodwill and intangible assets, provision for doubtful accounts, and change in fair value of contingent consideration)	(3,014,712)	(2,202,098)	(2,438,527)	5,889,381

Weighted Average Shares Outstanding

Basic	63,103,781	62,150,102	63,103,781	61,871,123
Diluted	63,103,781	62,150,102	63,103,781	61,950,405

	For the Three Months Ended June 30, 2016		For the Three Months Ended June 30, 2015
	Basic	Fully Diluted	Basic	Fully Diluted

Loss per share attributable to ordinary shareholders	(1.99)	(1.99)	(0.38)	(0.38)

Amortization of intangible assets	0.06	0.06	0.07	0.07

Impairment of intangible assets	1.54	1.54	-	-

Provision for doubtful accounts	0.34	0.34	-	-

Impairment of goodwill	-	-	0.28	0.28

Change in fair value of contingent consideration	-	-	-	-

Non-GAAP Loss per share (before amortization of intangible assets, impairment of goodwill and intangible assets, provision for doubtful accounts, and change in fair value of contingent consideration)	(0.05)	(0.05)	(0.03)	(0.03)

	For the Six Months Ended June 30, 2016		For the Six Months Ended June 30, 2015
	Basic	Fully Diluted	Basic	Fully Diluted

Loss per share attributable to ordinary shareholders	(2.05)	(2.05)	(0.11)	(0.11)

Amortization of intangible assets	0.13	0.13	0.13	0.13

Impairment of intangible assets	1.54	1.54	-	-

Provision for doubtful accounts	0.34	0.34	-	-

Impairment of goodwill	-	-	0.29	0.29

Change in fair value of contingent consideration	-	-	(0.21)	(0.21)

Non-GAAP (Loss) Earnings per share (before amortization of intangible assets, impairment of goodwill and intangible assets, provision for doubtful accounts, and change in fair value of contingent consideration)	(0.04)	(0.04)	0.10	0.10

TAXATION

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gain tax. In addition, payment by us to our shareholders is not subject to withholding tax in the Cayman Islands.

United States

We are not incorporated nor do we engage in any trade or business in the United States and are, therefore, not subject to United States federal income taxes.

Hong Kong

We are not subject to Hong Kong profits tax because all of our operations are performed outside Hong Kong, and Hong Kong adopts a territorial tax regime under which only Hong Kong-sourced income is subject to the profit tax.

British Virgin Islands

All of our BVI subsidiaries are incorporated under the BVI Business Companies Act, 2004 (No. 16 of 2004) and are exempt from payment of BVI taxes.

Macau

The Promoter Companies, Sang Heng, King’s Gaming, Bao Li and Sang Lung, and L’Arc Collaborator are not subject to Macau Complementary Tax, because their gaming revenue is received net of taxes collected by the Macau Government which are paid directly by the casino operators on a monthly basis. As a result, no provision for Macau Complementary Tax has been made.

The exemption from Macau Complementary Tax, however, does not apply to the dividends to be distributed by the Company’s Macau subsidiaries. We are, therefore, subject to Macau Complementary Tax at a progressive rate of up to maximum of 12% for dividends we receive from our Macau subsidiaries. Accordingly, we are required to recognize deferred tax liabilities for taxable temporary differences associated with its investments in Macau subsidiaries except where we will be able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

During the reporting period, no liability was recognized in respect of these differences because we were in a position to control the timing of reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

The Promotion Entities in Macau are subject to special rolling tax which is deducted and withheld by each casino operator and L’Arc Promoter on a monthly basis. The rate of special rolling tax is 0.01% on the rolling chip turnover of the VIP gaming room, and the special rolling tax is deducted as a cost of operation.

Australia

The Junket Operator in Australia is currently not subject to Goods and Services Tax (“GST”) and any income tax in Australia.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2016, our total available cage capital was US$143.4 million, consisting of markers receivable, net of US$137.8 million and cash and cash chips on hand of US$5.6 million.

As of June 30, 2016, we had a total cash and cash equivalents balance of US$5.6 million, compared to cash and cash equivalents of US$3.0 million as of December 31, 2015. The increase is mainly as a result of decreased markers receivable and increased shareholder loans. Our credit risk is primarily attributable to markers receivable.

As of the date the financial statements are issued, we had available lines of credit of US$5.4 million from Casino Operators in Macau and Australia. The decrease in lines of credit is primarily due to closing of Sang Heng and Sang Lung VIP rooms. Our rolling chip turnover may be reduced as a result of reduced credit extended to our VIP gaming patrons. As a result, our gaming revenue and our net operating income could also be reduced.

As of June 30, 2016, we had interest free loans from shareholders of US$4.0 million which are temporary credit extended to us from time to time as part of our cage capital to meet additional gaming credit demand by our VIP gaming patrons.

In March 2013, the Board of Directors established the 2013 Repurchase Plan, which authorized us to purchase up to four million shares on the open market at prices to be determined by our management. During the year ended December 31, 2013, we repurchased an aggregate of 732,900 shares for an aggregate purchase price of US$2.3 million pursuant to the 2013 Repurchase Plan. During the year ended December 31, 2014, we repurchased an aggregate of 1,415,300 shares for an aggregate purchase price of US$4.2 million pursuant to the 2013 Repurchase Plan. The shares repurchased under the 2013 Repurchase Plan were retired and the purchase price was allocated to ordinary shares and additional paid in capital. There were no shares repurchased during the year ended December 31, 2015 and the six months ended June 30, 2016. The 2013 Repurchase Plan remains effective until terminated by our officers, who are authorized to discontinue such plan at any time in their discretion.

As discussed in Note 12 to the consolidated financial statements included in this report, the Company has experienced a continued decrease in revenue and working capital in 2016 and had an accumulated deficit of approximately US$46.0 million as of June 30, 2016. In the third quarter of 2016, the Company is in default on its credit agreement with Galaxy Casino Company after the closing of Seng Heng and Seng Lung VIP rooms. The Company believe that the current lack of liquidity resulted primarily from the lengthening of the collection period as well as difficulty in collecting certain markers receivable. The management has taken several actions to ensure that the Company will have adequate resources for operations, including ongoing strategic review of the operation in Macau and the closure of four VIP rooms in the third quarter of 2016 as a cost-cutting measures. While the Company anticipated taking additional action to accelerate the collection of markers receivable, continue negotiating with the casino operators on the payment schedule for the outstanding lines of credit, reduce its operating expenses and preserve its capital position in due course, there can be no assurance that these events will happen; if one or all of these do not occur or the Company’s business strategy is not successful in addressing it current financial issues, substantial doubt exists about the Company’s ability to continue as going concern. The consolidated financial statements included in this report have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments that may result from the outcome of this uncertainty.

Working capital

We believe that we have sufficient working capital available for the next twelve months.

Cash flow

Historically, we have financed our working capital and other capital requirements primarily through cash generated from our operations and shareholder loans. The following table sets forth a summary of our cash flows for the periods indicated. (All figures are in thousands.)

	For the six months ended June 30, 2016	For the six months ended June 30, 2015

Net cash provided by operating activities	$1,421	$17,402
Net cash provided by (used in) investing activities	2	(3)
Net cash provided by (used in) financing activities	1,184	(17,556)
Net increase (decrease) in cash and cash equivalents	$2,607	$(157)

Cash flow generated from operating activities

The decrease in net cash provided by operating activities for the six months ended June 30, 2016 compared to the six months ended June 30, 2015 was primarily due to a decrease in utilization of our lines of credit. Other fluctuations in cash from operating activities were due primarily to miscellaneous timing differences.

Cash flow provided by investing activities

The increase in net cash provided by investing activities for the six months ended June 30, 2016 compared to the six months ended June 30, 2015 was primarily due to the disposal of property and equipment in 2016.

Cash flow provided by financing activities

The increase in net cash provided by financing activities for the six months ended June 30, 2016 compared to the six months ended June 30, 2015 was primarily due to a decrease in short term advances from shareholder and no payment of contingent consideration and dividend for the six months ended June 30, 2016.

Future sources and uses of cash

We generally funded our operations from cash generated from operating activities and loans from shareholders, if needed.

We expect that our future liquidity and capital requirements will be affected by:

·	repayment of lines of credit
·	capital requirements related to prior and future acquisitions;
·	cash flow from prior and future acquisitions;
·	working capital requirements;
·	dividend distributions;
·	repurchase of outstanding shares;
·	funds raised through the issuance of our securities; and
·	earnings accumulated and reinvested.

Off-Balance Sheet Arrangements

None

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 7, 2016	IAO KUN GROUP HOLDING COMPANY LIMITED

	By:	/s/ Yip Cheuk Fai
Name: Yip Cheuk Fai
Title: Chief Financial Officer

EXHIBIT INDEX

Financial Statements and Exhibits

Exhibit No.	Description

99.1	Press Release dated October 7, 2016

101.1	Interactive Data Files